Management’s Discussion & Analysis
For the three and six months ended June 30, 2021 and 2020

Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) dated July 28, 2021 for Kirkland Lake Gold Ltd. (the “Company”) and as defined in the section entitled “Business Overview”, contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and six months ended June 30, 2021 and 2020. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020, the annual audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A and Annual Information Form ("AIF") for the year ended December 31, 2020.

FORWARD LOOKING STATEMENTS
This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2020. Additional information including this MD&A, Interim Financial Statements for the three and six months ended June 30, 2021, the audited Consolidated Financial Statements for the year ended December 31, 2020, the Company’s Annual Information Form for the year ended December 31, 2020, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.kl.gold).

NON – IFRS MEASURES
Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Square Kilometre (“km2”); Metres (“m”); Kilo Tonnes (“kt”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended June 30, 2021 and June 30, 2020 are abbreviated as Q2 2021 and Q2 2020 respectively, while the reporting period for the three months ended March 31, 2021 is abbreviated as Q1 2021.

REPORTING CURRENCY
All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
TABLE OF CONTENTS

BUSINESS OVERVIEW	3
FOREIGN EXCHANGE RATES	3
EXECUTIVE SUMMARY	4
FULL-YEAR 2021 GUIDANCE	11
LONG-TERM OUTLOOK	14
EXTERNAL PERFORMANCE DRIVERS	15
REVIEW OF FINANCIAL PERFORMANCE	17
REVIEW OF OPERATING MINES	24
GROWTH AND EXPLORATION	31
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	33
OFF-BALANCE SHEET ARRANGEMENTS	33
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	34
QUARTERLY INFORMATION	34
COMMITMENTS AND CONTINGENCIES	34
RELATED PARTY TRANSACTIONS	34
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	35
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	35
NON-IFRS MEASURES	35
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	43
RISKS AND UNCERTAINTIES	43
FORWARD LOOKING STATEMENTS	43
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	44
TECHNICAL INFORMATION	45

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, as well as the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. Operations at the Holt Complex were suspended effective April 2, 2020 and are currently on care and maintenance. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are also currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves at its three operating assets in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders, and all stakeholders of the Company, and maintaining a position within the gold mining industry as a sustainable, low-cost producer. Over the last two years, the Company has achieved both significant production growth and increased levels of profitability and cash flow. Through the effective operation and advancement of expansion and exploration programs at the Company’s profitable, cash flow generating assets, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

A key component of the Kirkland Lake Gold’s business is its commitment to responsible mining. Consistent with this commitment, the Company is an industry leader in reducing greenhouse gas emissions, has made significant investments to enhance the safety and minimize the impacts of tailings facilities, and has increased the effectiveness of its reclamation programs. Early in 2021, the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. Key areas of focus for these investments is advancing and commercializing alternative fuels and energies, creating the mines of the future through greater use of digitization, automation, connectivity, and investing in communities in such key areas as mental health, homelessness, addiction, senior care and youth training and development.

FOREIGN EXCHANGE RATES

After weakening sharply against the US dollar in Q1 2020, concurrent with the emergence of the COVID-19 pandemic, the Canadian and Australian dollars began strengthening against the US dollar starting in Q2 2020 with this trend continuing through the remainder of 2020 and into Q2 2021. As a result, the average exchange rates for Q2 2021 included C$ to US$ of 1.23 and A$ to US$ of 1.30. These exchange rates compared to 1.39 and 1.52, respectively, in Q2 2020 and 1.27 and 1.29, respectively, in Q1 2021. Compared to Q2 2020, changes in exchange rates in Q2 2021 resulted in an increase in operating cash costs(1) of approximately $15 million, operating cash costs per ounce sold(1) of $45, and AISC per ounce sold(1) of $70, sustaining capital expenditures(1) of approximately $8 million and growth capital expenditures(1) of approximately $8 million. Compared to Q1 2021, exchange rate changes increased operating cash costs(1) by approximately $3 million, operating cash costs per ounce sold(1) by $10 and AISC per ounce sold(1) by $13, sustaining capital expenditures(1) of approximately $1 million and growth capital expenditures(1) of approximately $2 million. For YTD 2021, the average exchange rates included C$ to US$ of $1.25 and A$ to US$ of $1.30, which compared to $1.36 and $1.52, respectively, in YTD 2020. Compared to YTD 2020, exchange rate in YTD 2021 increased operating cash costs(1) by approximately $28 million, operating cash costs per ounce sold(1) by $40 and AISC per ounce sold(1) by $60, sustaining capital expenditures(1) of approximately $13 million and growth capital expenditures(1) of approximately $10 million.

(1)The Foreign Exchange Rates discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and six months ended June 30, 2021. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in 000's of dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Revenue	$662,736	$580,975	$551,846	$1,214,582	$1,135,713
Production costs	159,726	141,415	170,081	329,807	303,007
Earnings before income taxes	339,126	225,282	235,983	575,109	519,807
Net earnings	$244,167	$150,232	$161,193	$405,360	$353,110
Basic earnings per share	$0.91	$0.54	$0.60	$1.52	$1.32
Diluted earnings per share	$0.91	$0.54	$0.59	$1.51	$1.32
Cash flow from operating activities	$330,571	$222,234	$208,174	$538,744	$463,740
Cash investment on mine development and PPE	$199,344	$128,155	$165,475	$364,819	$238,792

(in 000's of dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Tonnes milled	6,143,064	5,863,282	5,952,141	12,095,204	9,981,386
Average Grade (g/t Au)	2.0	1.8	1.7	1.8	2.1
Recovery (%)	95.3%	95.8%	95.1%	94.5%	95.8%
Gold produced (oz)	379,195	329,770	302,847	682,042	660,634
Gold Sold (oz)	364,575	341,390	308,029	672,605	685,976
Averaged realized price ($/oz sold)(1)	$1,814	$1,716	$1,788	$1,802	$1,651
Operating cash costs per ounce sold ($/oz sold)(1)	$431	$374	$542	$482	$407
AISC ($/oz sold)(1)	$780	$751	$846	$810	$763
Adjusted net earnings(1)	$246,937	$219,345	$167,768	$414,704	$398,514
Adjusted net earnings per share(1)	$0.92	$0.79	$0.63	$1.55	$1.49
Free cash flow(1)	$131,227	$94,079	$42,699	$173,925	$224,948
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Q2 2021 Operating Performance

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Gold production in Q2 2021 totalled 379,195 ounces, a 15% increase from 329,770 ounces in Q2 2020 and 25% higher than 302,847 ounces the previous quarter. Production in Q2 2021 exceeded target levels largely reflecting the favourable impact of continued grade outperformance and changes to mine sequencing at Fosterville. Production at Fosterville of 157,993 ounces increased from 155,106 ounces for the same period in 2020 and 108,679 ounces in Q1 2021. Production at Detour Lake was a quarter record totaling 165,880 ounces, 26% higher than 131,992 ounces in Q2 2020 and a 13% increase from 146,731 ounces in Q1 2021, while production at Macassa increased to 55,322 ounces, 32% higher than 41,865 ounce in Q2 2020 and a 17% increase from 47,437 ounces in Q1 2021. Comparisons to Q2 2020 for both Detour Lake and Macassa are impacted by the fact that both mines were transitioned to reduced operations for most of last year’s second quarter as part of the Company’s COVID-19 response, which resulted in lower than planned grades and throughput levels at both mines.

Production costs in Q2 2021 totalled $159.7 million versus $141.4 million (including $13.4 million of COVID-19 related costs) in Q2 2020 and $170.1 million (including $2.9 million of COVID-19 related costs) the previous quarter. Stronger Canadian and Australian dollars against the US dollar compared to Q2 2020 accounted for the increase in production costs from the same period in 2020, while the reduction from Q1 2021 was largely related to higher capitalized stripping and lower processing costs at Detour Lake.

Operating cash costs per ounce sold(1) averaged $431 in Q2 2021 compared to $374 in Q2 2020 and $542 in Q1 2021. Excluding the impact of exchange rate changes, operating cash costs per ounce sold(1) in Q2 2021 were largely unchanged from the same period in 2020. Operating cash costs per ounce sold(1) at Fosterville averaged $162 versus $129 in Q2 2020 and $228 the previous quarter with a strong Australian dollar accounting for the majority of the increase from Q2 2020, and the remainder mainly due to the impact of higher mining costs and a lower average grade in Q2 2021. The improvement from Q1 2021 largely related to the impact of a significant improvement in the average grade on sales volumes quarter over quarter. Operating cash cost per ounce sold(1) at Detour Lake averaged $610 in Q2 2021 versus $573 for in Q2 2020 and $748 the previous quarter, while operating cash costs per ounce sold(1) at Macassa averaged $586 compared to $547 in Q2 2020 and $699 in Q1 2021. For both Detour Lake and Macassa, the increase versus Q2 2020 resulted from a stronger Canadian dollar, with operating cash costs per ounce sold(1) improving year over year excluding the impact of exchange rates.

AISC per ounce sold(1) averaged $780 in Q2 2021 compared to $751 in Q2 2020 and $846 in Q1 2021. AISC per ounce sold(1) in Q2 2021 was significantly better than target levels largely driven by higher than planned production and sales at Fosterville. The increase in AISC per ounce sold(1) compared to Q2 2020 was largely driven by stronger Canadian and Australian dollars in Q2 2021. Excluding exchange rate changes, AISC per ounce sold(1) improved by approximately 5% year over year, largely reflecting the favourable impact of higher average grades and sales volumes at Detour Lake and Macassa. Contributing to the improvement in AISC per ounce sold from the previous quarter was the favourable impact of increased sales volumes at all three of the Company’s operating mines. AISC per ounce sold(1) at Fosterville averaged $353 compared to $273 in Q2 2020 and $423 in Q1 2021. In Canada, AISC per ounce sold(1) at Detour Lake averaged $996 in Q2 2021 versus $1,090 in Q2 2020 and $1,064 in Q1 2021, while AISC per ounce sold(1) at Macassa averaged $848 in Q2 2021 compared to $841 in Q2 2020 and $947 in Q1 2021.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Q2 2021 Financial Results and Condition

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Revenue in Q2 2021 totalled $662.7 million, an $81.8 million or 14% increase from Q2 2020 and $110.9 million or 20% higher than the previous quarter. Of the increase from Q2 2020, $41.7 million related to rate factors, mainly reflecting a 6% increase in the average realized gold price(1) to $1,814 per ounce in Q2 2021, with the remaining $40 million of revenue growth resulting from higher gold sales (364,575 ounces versus 341,390 ounces in Q2 2020). Contributing to the $110.9 million increase in revenue from Q1 2021 was $101 million related to an 18% increase in gold sales from 308,029 ounces the previous quarter, with an additional $10 million of revenue growth due to rate factors, mainly reflecting an increase in the average realized gold price(1) from $1,788 per ounce in Q1 2021.

Net cash provided by operating activities in Q2 2021 totalled $330.6 million, a 49% increase from $222.2 million in Q2 2020 and 59% higher than $208.2 million the previous quarter. The increase in net cash provided by operations activities from Q2 2020 mainly resulted from strong earnings growth and the impact of changes in non-cash operating working capital(1) and lower income taxes paid. During Q2 2021, a $98 million tax payment was made in Australia representing the final tax instalment for the 2020 tax year, which compared to a final tax instalment payment of $132.6 million in Q2 2020 related to the 2019 tax year. Higher net earnings and changes in non-cash operating working capital(1) mainly accounted for the increase in net cash provided by operating activities compared to Q1 2021, with these factors only partially offset by an increase in income taxes paid reflecting the $98 million income tax payment in Australia in Q2 2021.

Free cash flow(1) totalled $131.2 million in Q2 2021, a 39% increase from $94 million in Q2 2020 and more than triple the $42.7 million of free cash flow(1) in Q1 2021. Strong growth in net cash provided by operating activities more than offset higher levels of capital expenditures, in accounting for the increase in free cash flow from both prior periods.

Net earnings in Q2 2021 was a record $244.2 million, a 63% increase from $150.2 million in Q2 2020 and 51% higher than $161.2 million the previous quarter. Compared to Q2 2020, the increase in net earnings was driven by higher revenue, the favourable impact of other income of $2.0 million in Q2 2021 versus other loss of $80.2 million for the same period in 2020, with other loss in Q2 2020 mainly resulting from $72.8 million of foreign exchange losses, as well as a lower effective tax rate in Q2 2021 versus Q2 2020. The lower effective tax rate in Q2 2021 mainly reflected favourable tax adjustments during the quarter resulting from re-assessments of income taxes paid in prior years. These factors more than offset higher production costs and depletion and depreciation expense in Q2 2021 compared to Q2 2020. Strong revenue growth also largely accounted for higher net earnings compared to the previous quarter, with lower production costs and a reduction in the effective tax rate also contributing to the increase.

Earnings per share was a record $0.91 in Q2 2021, 69% higher than $0.54 in Q2 2020 and 52% higher than $0.60 in Q1 2021. The increase from both prior periods resulted mainly from higher net earnings, with higher earnings per share compared to Q2 2020 also reflecting a reduction in average shares outstanding to 267.1 million in Q2 2021 from 277.1 million for the same period in 2020. The reduction in average shares outstanding versus Q2 2020 result from the repurchase of 10.3 million shares since the beginning of Q2 2020 through the Company’s normal course issuer bid (“NCIB”).

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Adjusted net earnings(1) in Q2 2021 totalled $246.9 million ($0.92 per share), an increase of 13% from adjusted net earnings(1) of $219.3 million ($0.79 per share) in Q2 2020 and 47% higher than $167.8 million ($0.63 per share) the previous quarter. There was no material difference between net earnings and adjusted net earnings(1) in Q2 2021. The difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of foreign exchange losses, COVID-19 related costs and restructuring costs resulting from the suspension of business activities in the Northern Territory and the Holt Complex in April 2020. The difference between net earnings and adjusted net earnings(1) in Q1 2021 mainly related to the exclusion from adjusted net earnings(1) of write-offs related to property, plant and equipment at Holt Complex, foreign exchange gains, as well as COVID-19 related costs.

Capital expenditures(1) in Q2 2021 totalled $163.9 million, with sustaining capital expenditures(1) accounting for $81.4 million and growth capital expenditures(1) totalling $82.5 million. Of the $82.5 million of growth capital expenditures(1) in Q2 2021, $52.9 million was at Detour Lake, with $29.0 million related to deferred stripping and the remainder to continued progress with key growth projects and business improvement initiatives. Growth capital expenditures(1) at Macassa totalled $27.0 million, with $12.9 million related to the #4 Shaft project, which ended the quarter over a month ahead of schedule and on track for completion in late 2022. The remaining growth capital expenditures(1) at Macassa in Q2 2021 largely related to underground development in support of the #4 Shaft project and expenditures for an ongoing ventilation expansion project. Growth capital expenditures(1) at Fosterville totalled $2.1 million, which largely related to construction of a surface refrigeration plant.

Exploration expenditures totalled $45.7 million, including $38.7 million of capitalized expenditures and $7.0 million of expensed exploration expenditures, which compared to $25.0 million ($22.6 million of capitalized expenditures and $2.4 million of expensed expenditures) in Q2 2020 and $42.4 million million ($36.9 of capitalized expenditures and $5.5 million of expensed expenditures) the previous quarter. During Q2 2021, the Company reported additional encouraging drilling results at Detour Lake, including new wide, high-grade intersections in the Saddle Zone, which further confirmed the continuity of the mineralized corridor (800 metres along strike and 800 metres to depth) between the Main Pit and planned West Pit location and highlighted the potential for significant growth in both open-pit and underground Mineral Resources. Subsequent to the end of Q2 2021, the Company reported additional encouraging drill results at Detour Lake and also released new drilling results at Macassa, including wide, high-grade intersections outside of existing Mineral Resources in multiple directions around the South Mine Complex (“SMC”). The results also included high-grade intersections near the contact of the SMC and the Amalgamated Break and identified potential new areas of high-grade mineralization to the southeast and footwall to the SMC.

Committed to returning capital to shareholders
◦Normal Course Issuer Bid (“NCIB): The Company renewed the NCIB in June 2021 (the "2021 NCIB"); Under the NCIB, the Company is eligible to repurchase up to 26,694,105 shares between June 9, 2021 and June 8, 2022
◦Automatic Share Purchase Plan (“ASPP”): Subsequent to renewing the 2021 NCIB, the Company introduced an ASPP under which a designated broker may purchase up to 5,000,000 shares at its sole discretion based on the purchasing parameters set out by the Company, until the expiry of the 2021 NCIB on June 8, 2022; until all of the shares are purchased under the ASPP or the 2021 NCIB; or until the ASPP is terminated by the Company in accordance with the provisions of the ASPP.
◦$62.0 million returned to shareholders: During Q2 2021, $62.0 million was returned to shareholders, including $50.1 million for the payment of the Q1 2021 quarterly dividend of $0.1875 per share on April 14, 2021 to shareholders of record on March 31, 2021, with $12.0 million being used to repurchase 300,000 shares in June pursuant to the 2021 NCIB (all shares were repurchased through the ASPP); subsequent to June 30, 2021, 945,000 shares repurchased in July 2021 for $37.7 million.

Cash Position at June 30, 2021 totalled $858.4 million with no debt versus $792.2 million at March 31, 2021 and $847.6 million at December 31, 2020. The increase in cash during Q2 2021 largely resulted from strong cash flow, which was only partially offset by higher capital expenditures and income tax paid in Q2 2021, as well as the $62.0 million of cash returned to shareholders during the quarter.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
YTD 2021 Operating Performance

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Gold production in YTD 2021 totalled 682,042 ounces, a 3% increase from YTD 2020 reflecting higher production at Detour Lake and Macassa. Production at Detour Lake totalled 312,611 ounces versus 223,547 ounces for five months in YTD 2020 after the Detour Lake acquisition on January 31, 2020 (270,043 ounces for full YTD 2020)). On a comparable basis, higher levels of production at Detour Lake mainly reflected a 12% improvement in the average grade resulting from mine sequencing as well as the impact of processing low-grade stockpiles during Q2 2020 while the mine was on reduced operations as part of the Company’s COVID-19 response. Production at Macassa in YTD 2021 totalled 102,759 ounces, an 11% increase from the same period in 2020 reflecting a higher average grade and increased tonnes processed. At Fosterville, production totalled 266,672 ounces compared to 314,970 ounces for YTD 2020. The change in production from YTD 2020 reflected a lower average grade consistent with the Company’s previously stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. Production in YTD 2020 included 29,391 ounces from the Holt Complex, almost all of which was in the first quarter prior to operations being suspended effective April 2, 2020.

Production costs in YTD 2021 totalled $329.8 million (including $3.8 million of COVID-19 related costs) versus $303.0 million (including $13.4 million of COVID-19 related costs) in YTD 2020. The increase in production costs year over year mainly reflected stronger Canadian and Australian dollars in YTD 2021 versus the same period in 2020. Included in production costs in YTD 2020 was $173.6 million at Detour Lake for the five months ended June 30, 2020 (production costs totalled $196.3 million at Detour Lake for the full YTD 2020). The impact of only five months of production costs at Detour Lake was offset by $36.1 million of production costs included in YTD 2020 related to the Holt Complex.

Operating cash costs per ounce sold(1) averaged $482 in YTD 2021 compared to $407 for the same period in 2020 with stronger Canadian and Australian dollars in YTD 2021 accounting for the majority of the increase. Operating cash costs per ounce sold(1) at Fosterville averaged $192 in YTD 2021 versus $127 in YTD 2020, with a strong Australian dollar, higher mine production costs reflecting increased tonnes drawn and the impact of a lower average grade on sales volumes in YTD 2021 largely accounting for the increase. Operating cash costs per ounce sold(1) at Detour Lake averaged $674 in YTD 2021 versus $628 in YTD 2020, with the increase reflecting a stronger Canadian dollar in YTD 2021. Excluding the impact of exchange rates, operating cash costs per ounce sold(1) at Detour Lake improved year over year reflecting the favourable impact of a higher average grade and tonnes processed on sales volumes, which more than offset higher mining and milling costs compared to YTD 2020. At Macassa, operating cash costs per ounce sold(1) averaged $639 compared to $541 for the same period in 2020 with the increase reflecting a stronger Canadian dollar in YTD 2021 as well as increased mine operating costs, partially offset by the favourable impact of a higher average grade and increased tonnes processed on sales volumes.

AISC per ounce sold(1) averaged $810 in YTD 2021 compared to $763 in YTD 2020, with the increase resulting from the stronger Canadian and Australian dollars year over year. AISC per ounce sold(1) at Fosterville averaged $385 versus $293 in YTD 2020 with the increases largely reflecting exchange rate changes as well as the impact of a lower average grade on sales volumes. AISC per ounce sold(1) at Detour Lake averaged $1,027, a 6% improvement from $1,098 in YTD 2020 as the impact

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
of a stronger Canadian dollar was more than offset by lower sustaining capital expenditures(1) in YTD 2021 largely due to reduced expenditures for deferred stripping, with the majority of these expenditures in 2021 being included in growth capital expenditures(1). AISC per ounce sold(1) at Macassa averaged $895 versus $846 for the same period in 2020. Excluding the impact of a stronger Canadian dollar, AISC per ounce sold(1) at Macassa improved by approximately 8% year over year driven by higher sales volumes as well as lower sustaining capital expenditures(1) due largely to reduced levels of capital development and maintenance costs in YTD 2021.

YTD 2021 Financial Results

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Revenue in YTD 2021 totalled $1,214.6 million, an increase of $78.9 million or 7% from $1,135.7 million in YTD 2020. The increase in revenue was driven by a 9% increase in the average realized gold price(1), to $1,802 per ounce in YTD 2021 from $1,651 per ounce for the same period in 2020, which resulted in revenue growth from rate factors of $101 million. Partially offsetting the impact of a higher average realized gold price(1) was a reduction of $22 million related to lower gold sales. Gold sales in YTD 2021 totalled 672,605 ounces compared to 685,976 ounces in YTD 2020.

Net cash provided by operating activities in YTD 2021 totalled $538.7 million, a 16% increase from $463.7 million in YTD 2020 mainly reflecting solid growth in net earnings compared to YTD 2020.

Free cash flow(1) totalled $173.9 million versus $224.9 million in YTD 2020 as the impact of increased net cash provided by operating activities was more than offset by higher levels of capital expenditures as the Company advanced a number of significant growth projects, mainly at Macassa and Detour Lake, in YTD 2021.

Net earnings in YTD totalled $405.4 million ($1.52 per share), a 15% increase from $353.1 million ($1.32 per share) in YTD 2020. The increase in net earnings compared to the same period a year earlier mainly reflected revenue growth, the impact of $33.8 million of transaction fees in YTD 2020 related to the Detour Gold acquisition, and a lower effective tax rate in YTD 2021. These factors were only partially offset by higher production costs and depletion and depreciation expense.

Adjusted net earnings(1) totalled $414.7 million ($1.55 per share) similar to the net earnings for the period, with the difference mainly reflecting the exclusion from adjusted net earnings of write-offs related to property, plant and equipment at Holt Complex in Q1 2021, costs related to non-operating assets, mainly in the Northern Territory and COVID-19 related costs, partially offset by the exclusion of foreign exchange gains. The difference between net earnings and adjusted net earnings(1) for YTD 2020 reflected the exclusion from adjusted net earnings(1) of the $33.8 million of transaction fees related to the Detour Gold acquisition, as well as costs related to the Company’s COVID-19 response, restructuring costs and severance expense.

Capital expenditures(1) in YTD 2021 totalled $270.7 million, with sustaining capital expenditures(1) accounting for $141.9 million and growth capital expenditures(1) totalling $128.8 million. Of the $128.8 million of growth capital expenditures(1) in YTD 2021, $80.7 million related to Detour Lake with deferred stripping accounting for $43.9 million and the remainder largely due to mobile equipment procurement and investments in key projects to increase processing capacity and enhance

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
surface infrastructure. Growth capital expenditures(1) at Macassa totalled $43.0 million, with $21.8 million related to the #4 Shaft project, which remained ahead of schedule at June 30, 2021 and was on track for completion in late 2022. Growth capital expenditures(1) at Fosterville totalled $3.8 million, mainly related to construction of a surface refrigeration plant and land procurement.

Exploration expenditures totalled $88.1 million, including $75.6 million of capitalized expenditures and $12.5 million of expensed exploration expenditures, which compared to $59.6 million of exploration and evaluation expenditures in YTD 2020, including $51.3 million of capitalized expenditures and $8.3 million of expensed exploration expenditures.

$158.6 million returned to shareholders, including $100.3 million for two quarterly dividends, both totalling $0.1875 per share, with the Q4 2020 payment made on January 14, 2021 to shareholders of record on December 31, 2020 and the Q1 2021 quarterly dividend paid on April 14, 2021 to shareholder of record on March 31, 2021. An additional $58.3 million was used to repurchase 1,374,100 shares through the Company’s NCIB, with 1,074,100 shares repurchased in January 2021 for $46.3 million, and 300,000 shares repurchased in June for $12.0 million under the NCIB and introduction of the ASPP. The 300,000 shares repurchased in June were all purchased through the ASPP.

Q2 2021 – Other Key Highlights

Progress towards key value-creation catalysts
◦Detour Lake: After releasing a new technical report and life-of-mine plan (“LOMP”) on March 31, 2021(2), which included significant production growth and improved unit costs compared to previous operating experience, Detour Lake continued to achieve significant exploration success and advance key growth projects during Q2 2021. The full impact of exploration success achieved and business improvement initiatives undertaken since the acquisition of Detour Lake will be included in a new technical report and LOMP targeted for release during the first half of 2022. The Company expects the new technical report and LOMP to include significant value creation opportunities for the Detour Lake operation.
◦Macassa: The #4 Shaft project remained over a month ahead of schedule at the end of Q2 2021 and was on track for completion in late 2022. Once completed, production at Macassa is targeted to grow to over 400,000 ounces per year at significantly improved unit costs. In addition, working conditions will be improved at the mine, with total ventilation expected to more than double. The new shaft will also promote future exploration activities as the Company works to continue to grow the SMC and to explore the Main/’04 Break and Amalgamated Break across the Kirkland Lake camp.
◦Fosterville: In addition to achieving stronger than expected operating results in both Q2 2021 and YTD 2021, other key areas of progress were achieved during YTD 2021 in support of future exploration and operating success. In the Lower Phoenix System, a new drill drive (Drill Drive 3912) was completed in June 2021 with five underground drills being deployed by the end of the month to test the down-plunge extension of the Swan Zone. In addition, the twin exploration drive from Fosterville to Robbin’s Hill reached a total of 5,557 metres of advance as of June 30, 2021, with underground drilling of Robbin’s Hill targets now expected to commence in Q3 2021.

Commitment to Responsible Mining: Early in 2021, the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. During Q2 2021, progress was achieved in a number of key areas in support of the Company’s responsible mining commitments. In the area of community support, the Company launched a $12 million Australian Community Partnership Program to support post-COVID recovery services in the Bendigo area, with partnerships entered into to date including: Haven Home Safe; Bendigo Foodshare; Bendigo Tech School – Girls in STEAM; Bendigo Basketball Stadium; North Central Local Learning and Employment Network (LLEN); and Axedale Camp Getaway. In Kirkland Lake, Ontario, the Company committed $4.1 million to fund multiple projects at the Kirkland Lake Hospital, including the redevelopment of the hospital’s Emergency Department, as well as the procurement of significant equipment encompassing mammography, ultrasound, and point-of-care laboratory equipment. Building on its leadership in minimizing and reducing carbon emissions, the Company took additional steps in Q2 2021 to achieve further reductions, including completing third-party greenhouse gas audits of its operations and improving tracking and modeling of emissions levels. In addition, the Company continued to build its battery-powered fleet at Macassa, adding a second Z-50 haul truck, the world’s first 50-tonne battery-powered underground haul truck.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
COVID-19 Response: The Company’s health and safety protocols related to the COVID-19 pandemic remained in place throughout Q2 2021 and were enhanced with the roll out of vaccination programs for employees at Macassa and Detour Lake. In Kirkland Lake, the Company worked with the local health unit to make vaccines available to all employees at Macassa, with Detour Lake running vaccination clinics at the Cochrane Bus Terminal for employees, contractors and members of the local community starting in late June.

In late April 2021, 11 workers (employees and contractors) at Macassa’s near-surface exploration ramp project tested positive for the COVID-19 virus. The event was classified as an outbreak under the criteria followed by the local health unit. During the outbreak, work on the exploration ramp was suspended for approximately seven days while the entire project workforce was tested using rapid testing kits. Work resumed at the project with no additional transmissions being reported and the outbreak was deemed resolved by the local health unit on May 12, 2021.

At Detour Lake, 9 workers (employees and contractors) tested positive for COVID-19 in late May, which was also classified as an outbreak by the local health unit. During this time, the Company added additional resources to complete rapid testing in the camp at Detour, completing more than 1,000 tests in less than 36 hours. Two additional positive results were identified as a result of this testing. The outbreak was declared resolved on June 4, 2021 and no further positive tests have occurred since the outbreak in May.

(1)The Executive Summary section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.
(2)Readers are referred to the Company’s Press Release dated February 25, 2021 and the Company’s NI 43-101 Technical Report entitled “Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report” effective December 31, 2020 as filed with the applicable regulatory authorities and the detailed Mineral Reserve and Mineral Resource estimates and footnotes set out therein.

FULL-YEAR 2021 GUIDANCE - ISSUED ON DECEMBER 10, 2020

The Company’s full-year guidance for 2021 was announced in a press release dated December 10, 2020 and was maintained at the Company’s Q1 2021 board meeting on May 5, 2021. Included in the Company’s consolidated guidance for the year is target production of 1,300,000 – 1,400,000 ounces (1,369,652 ounces produced in 2020), operating cash costs per ounce sold(1) of $450 – $475 ($404 in 2020) and AISC per ounce sold(1) of $790 – $810 ($800 in 2020). The Company’s full-year guidance assumes strong production growth and improved unit costs at both Detour Lake and Macassa compared to 2020, partially offset by lower production and higher unit costs at Fosterville as the mine transitions to a lower-grade, higher-tonnage production profile reflecting efforts by the Company to create a more sustainable operation by extending the production life of the Swan Zone. Also included in full-year 2021 consolidated guidance is higher growth capital expenditures,(1) with the expected increase mainly at Detour Lake reflecting a shift of deferred stripping costs from sustaining capital expenditures(1) to growth capital expenditures(1) as well as plans to complete a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020), and air strip and other enhancements to site infrastructure. Exploration expenditure guidance for full-year 2020 totals $170 – $190 million, with extensive exploration programs being carried out at all three of the Company’s cornerstone assets.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Full-Year 2021 Guidance

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 – 425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)(3)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55

(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 35 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

YTD 2021 Results

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	102,759	312,611	266,672	682,042
Operating cash costs/ounce sold ($/oz)(2)	$639	$674	$192	$482
AISC/ounce sold ($/oz)(2)				$810
Operating cash costs ($M)(2)				$324.1
Royalty costs ($M)				$40.8
Sustaining capital ($M)(2)(3)				$141.9
Growth capital ($M)(2)(3)				$128.8
Exploration ($M)(4)				$88.1
Corporate G&A ($M)(5)				$30.4

(1)Average exchange rates in YTD 2021 included a US$ to C$ exchange rate of 1.25 and a US$ to A$ exchange rate of 1.30.
(2)See “Non-IFRS Measures” set out starting on page 35 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

▪Gold production in YTD 2021 totalled 682,042 ounces, with the Company ending the first half of 2021 on track to achieve the top half the full-year 2021 consolidated production guidance of 1,300,000 – 1,400,000 ounces. Production at Fosterville of 266,672 ounces exceeded target levels in YTD 2021 largely due to significant grade outperformance in the Swan Zone as well as well as changes to mine sequencing during Q2 2021 with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021. Based on the operation’s performance in YTD 2021, and expectations for the remainder of the year, Fosterville is expected to meet, and potentially beat, the full-year guidance range of 400,000 – 425,000 ounces. Production at Detour Lake in YTD 2021 totalled 312,611 ounces, in line with expected levels. Detour Lake is targeting higher levels of mill throughput and continued improvement in average grades over the balance of 2021 with the operation continuing to target full-year 2021 production of 680,000 – 720,000 ounces. Production at Macassa in YTD 2021 totalled 102,759 ounces, slightly below target levels for the first half of the year. The Company expects higher grades at Macassa over the remainder of 2021 with the mine continuing to target full-year 2021 production of 220,000 – 255,000 ounces.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
▪Production costs for Q2 2021 totalled $329.8 million, while operating cash costs(1) totalled $324.1 million, in line with target levels.

▪Operating cash costs per ounce sold(1) for YTD 2021 averaged $482, better than planned levels for the first half of the year mainly due to the favourable impact on sales volumes of significant grade outperformance at Fosterville. At June 30, 2021, the Company was well positioned to achieve the full-year 2021 consolidated operating cash costs per ounce(1) guidance of $450 – $475. Operating cash costs per ounce sold(1) at Fosterville averaged $192 in YTD 2021 compared to full-year 2021 guidance of $230 – $250. While operating cash costs per ounce sold(1) are expected to increase in the second half of the year at Fosterville, reflecting lower production and sales volumes, the mine entered the third quarter on track to achieve, and potentially beat, its guidance for full-year 2021. Operating cash costs per ounce sold(1) at Detour Lake averaged $674, higher than the guidance range of $580 – $600. With production on track to increase during the second half of the year, reflecting both higher grades and increased tonnes processed, operating cash costs per ounce sold(1) at Detour Lake are targeted to improve, with full-year 2021 guidance remaining at $580 – $600. Operating cash costs per ounce sold(1) at Macassa averaged $639 in YTD 2021 versus full-year 2021 guidance of $450 – $470. While Macassa is positioned for significant improvement in operating cash costs per ounce sold(1) during the second half of 2021, driven largely by higher average grades and increased production and sales volumes, operating cash costs per ounce sold(1) for full-year 2021 are now expected to exceed the existing guidance range. As indicated above, the Company continues to target full-year 2021 consolidated operating cash costs per ounce sold(1) of $450 – $475.

▪AISC per ounce sold(1) for YTD 2021 averaged $810, better than target levels of the first half of the year and in line with full-year 2021 guidance of $790 – $810. The better than expected AISC per ounce sold(1) in YTD 2021 resulted from higher than planned sales volumes at Fosterville, where AISC per ounce sold(1) averaged $385 in YTD 2021, driven largely by significant grade outperformance in the Swan Zone. AISC per ounce sold(1) at Fosterville is expected to increase over the balance of 2021 reflecting lower sales volumes and average grades compared to YTD 2021 levels, while AISC per ounce sold(1) at Detour Lake ($1,027 in YTD 2021) and Macassa ($895 in YTD 2021) are targeted to improve during the final two quarters of 2021. The Company continues to target full-year 2021 consolidated AISC per ounce sold(1) of $790 – $810.

▪Royalty costs for YTD 2021 totalled $40.8 million and continues to target full-year 2021 royalty costs of $82 – $88 million.

▪Sustaining capital expenditures(1) for YTD 2021 totalled $141.9 million, excluding capitalized depreciation, below target levels for the first half of the year, largely reflecting lower than planned capital development and mobile equipment procurement at both Macassa and Fosterville. Sustaining capital expenditures(1) are expected to increase in the second half of 2021 with the Company continuing to target $280 – $310 for full-year 2021.

▪Growth capital expenditures(1) totalled $128.8 million for YTD 2021 (excluding capitalized exploration) compared to full-year 2021 guidance of $250 – $275 million. Of growth capital expenditures(1) in YTD 2021, $80.7 million were at Detour Lake, including $43.9 million related to deferred stripping with the remaining $36.8 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. Growth capital expenditures(1) at Macassa totalled $43.0 million, with $21.8 million related to the #4 Shaft project, which reached 5,600 feet of advance as at June 30, 2021, and $10.0 million for a ventilation expansion project involving development of two ventilation raises. Growth capital expenditures(1) at Fosterville totalled $3.8 million largely related to construction of a surface refrigeration plant and land procurement. The Company continues to target full-year 2021 growth capital expenditures(1) of $250 – $275 million.

▪Exploration expenditures for YTD 2021 totalled $88.1 million (including capitalized exploration). Of the $88.1 million of exploration expenditures in YTD 2021, $43.7 million was at Fosterville where drilling and development continued in the Lower Phoenix System, as well as at Robbin’s Hill, Cygnet and Harrier. Exploration expenditures at Macassa in YTD 2021 totalled $21.9 million with drilling mainly targeting the continued expansion of the SMC and testing targets along the Amalgamated Break. Detour Lake accounted for $19.3 million of exploration expenditures in YTD 2021, with remaining exploration expenditures mainly related to drilling at Holt Complex and regional targets in Northern Ontario.

▪Corporate G&A expense for YTD 2021 totalled $30.4 million, with the Company continuing to target full-year 2021 Corporate G&A costs of $50 – $55 million.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Foreign Exchange Rate Impact of Performance Against Guidance

The Company’s full-year 2021 guidance is based on assumed an average US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. After weakening against the US dollar early in 2020 with the outbreak of the COVID-19 pandemic, both the Canadian and Australian dollars began strengthening in the second half of the year and strengthened further early in 2021. As a result, the Company’s average exchange rates for YTD 2021 included a US$ to C$ exchange rate of 1.25 and a US$ to A$ exchange rate of $1.30. The impact of the stronger Canadian and Australian dollars on key performance measures in YTD 2021 versus YTD 2020 is outlined in the section entitled “Foreign Exchange Rates” earlier in this MD&A. Should the US$ to C$ and US$ to A$ exchange rates remain at levels existing at June 30, 2021 (See “External Performance Drivers” section below) for the remainder of the year, the Company would expect to finish 2021 around the top end of its full-year 2021 consolidated guidance ranges for operating cash costs(1), operating cash costs per ounce sold(1), AISC per ounce sold(1), sustaining capital expenditures(1) and growth capital expenditures(1).

(1)The Full-Year 2021 Guidance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

LONG-TERM OUTLOOK
Kirkland Lake Gold is committed to generating returns for shareholders, and all stakeholders, by achieving high levels of operational excellence, investing in future growth and value creation, both at its existing cornerstone assets and through potential acquisitions, continuing to return capital to shareholders. and by maintaining an overriding commitment to responsible mining. The Company has achieved significant growth over the last several years, increasing production from 596,405 ounces in 2017 to 1,369,652 ounces in 2020. The Company continues to target significant organic growth in production and/or mine life, including through the completion of the Macassa #4 Shaft project, multiple projects at Detour Lake and the Robbin’s Hill exploration drive at Fosterville, as well as through continued exploration success at all three of these assets. The Company will also selectively pursue growth and value creation through additional external transactions where it sees an opportunity to enhance the value of assets by investing capital, exploring and applying the Company’s extensive technical expertise.

The acquisition of Detour Gold on January 31, 2020 was an important development for the Company in its efforts to generate long-term value and attractive returns. Detour Lake is a large-scale, high-quality asset with significant current production, attractive growth potential and substantial unit-cost improvement opportunities. The 2021 Detour Lake Technical Report and 2021 LOMP, issued on March 31, 2021, included solid production growth compared to previous mine plans, low unit costs and a 22-year production life. While important milestones, they are expected to be superseded by a new technical report and mine plan in 2022 that the Company expects will include significant value creation potential by incorporating the considerable exploration success achieved at Detour Lake as well as the full impact of business improvement initiatives undertaken since the acquisition.

Another key commitment for the Company is returning capital to shareholders through dividends and share repurchases. A total of $1.1 billion was returned to shareholder from the beginning of 2020 to July 28, 2021, including $828.4 million used to repurchase 21.2 million shares through the Company’s NCIB and $266.2 million in quarterly dividend payments. The Company tripled the quarterly dividend in 2020 through two dividend increases, from $0.06 per share when the year began to $0.1875 per share effective the Q4 2020 dividend payment, which was made on January 14, 2021 to shareholders of record on December 31, 2020. Since then, the Company has made two additional quarterly dividend payments of $0.1875 per share, the Q1 2021 payment on April 14, 2021 to shareholders of record on March 31, 2021, and the Q2 2021 dividend payment on July 14, 2021 to shareholders of record on June 30, 2021.

Recognizing that a fundamental requirement for long-term value creation is maintaining social license to operate, the Company has made substantial progress in its reporting and disclosures around Environment, Social and Governance issues, publishing its updated Sustainability Report for 2020/2021, including Sustainable Accounting Standards Board (“SASB”) disclosures and metrics for Metals and Mining. Consistent with its commitment to responsible mining, in early 2021 the Company pledged to achieve net-zero carbon emissions by 2050 or earlier and followed that pledge with a commitment to invest $75 million per year for five years on technology, innovation and in providing community support. Key areas of focus for these investments is advancing and commercializing alternative fuels and energies, creating the mines of the future through greater use of digitization, automation, connectivity, and investing in communities in such key areas as mental health, homelessness, addiction, senior care and youth training and development.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company in executing all aspects of its long-term, value-creation strategy.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and six months ended June 30, 2021. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At June 30, 2021, the gold price closed at $1,763 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which compared to the closing gold price of $1,888 per ounce on December 31, 2020 and $1,768 per ounce at June 30, 2020. The Company’s average realized gold price(1) for Q2 2021 was $1,814 per ounce versus $1,716 per ounce in Q2 2020 and $1,788 per ounce the previous quarter. For YTD 2021, the averaged realized gold price was $1,802 per ounce versus $1,651 per ounce for the same period in 2020.

Kirkland Lake Gold does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management and mine efficiencies from its existing mines in order to mitigate against gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia. The functional currency of the Company and its Canadian subsidiaries up to December 31, 2020 was the Canadian dollar; the functional currency for all of the Australian subsidiaries is the Australian dollar. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under IAS 21 “The Effects of Changes in Foreign Exchange Rates” and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis.

As at June 30, 2021, the US dollar closed at $1.2395 against the Canadian dollar (compared to $1.3572 at June 30, 2020 and $1.2731 at December 31, 2020) and at $1.3335 against the Australian dollar (compared to $1.4489 at June 30, 2020 and $1.2997 at December 31, 2020). The average rates for Q2 2021 for the US dollar against the Canadian and Australian dollars were $1.2282 and $1.2990, respectively, versus $1.3850 and $1.5214, respectively, in Q2 2020 and $1.2657 and $1.2943, respectively, the previous quarter.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
As with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at June 30, 2021, the Company did not have a foreign exchange hedging program in place.
(1)The External Performance Drivers section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and six months ended June 30, 2021 and 2020, as well as for the three months ended March 31, 2021.

(in thousands of dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020

Revenue	$662,736	$580,975	$551,846	$1,214,582	$1,135,713

Production costs	(159,726)	(141,415)	(170,081)	(329,807)	(303,007)
Royalty expense	(22,369)	(19,258)	(18,394)	(40,763)	(40,507)
Depletion and depreciation	(111,348)	(82,586)	(104,100)	(215,448)	(175,425)
Earnings from mine operations	369,293	337,716	259,271	628,564	616,774

Expenses
General and administrative[1]	(20,184)	(20,137)	(12,343)	(32,527)	(32,699)
Transaction costs	—	—	—	—	(33,838)
Exploration	(7,079)	(2,384)	(5,486)	(12,565)	(8,315)
Care and maintenance	(4,093)	(6,570)	(4,196)	(8,289)	(9,460)
Rehabilitation costs	(286)	(2,448)	760	474	(2,448)
Earnings from operations	337,651	306,177	238,006	575,657	530,014

Finance and other items
Other income (loss), net	2,016	(80,164)	(1,424)	592	(7,959)
Finance income	297	1,119	247	544	3,715
Finance costs	(838)	(1,850)	(846)	(1,684)	(5,963)

Earnings before income taxes	339,126	225,282	235,983	575,109	519,807
Current income tax expense	(45,279)	(59,020)	(42,971)	(88,250)	(129,150)
Deferred tax expense	(49,680)	(16,030)	(31,819)	(81,499)	(37,547)

Net earnings	$244,167	$150,232	$161,193	$405,360	$353,110

Basic earnings per share	$0.91	$0.54	$0.60	$1.52	$1.32
Diluted earnings per share	$0.91	$0.54	$0.59	$1.51	$1.32

Weighted average number of common shares outstanding (in 000's)
Basic	267,074	277,066	267,111	267,092	267,242
Diluted	267,189	277,265	267,907	267,961	267,453
(1)General and administrative expense for Q2 2021 (Q2 2020 and Q1 2021) include general and administrative expenses of $16.9 million ($12.5 million and $13.5 million) and share based payment expense (recovery) of $3.3 million ($7.7 million and ($1.1) million).

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue

Revenue: Q2 2021 vs Q2 2020
($ Millions)
$750
$500
$250
$0
$581.0
$40
$42
$662.7
Q2 2020
Volume
Rate(1)
Q2 2021

Revenue: Q2 2021 vs Q1 2021
($ Millions)
$700
$600
$500
$400
$300
$200
$551.8
$101
$10
$662.7
Q1 2021
Volume
Rate(1)
Q2 2021

(1)Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In Q2 2021, rate factors increased revenue by $42 million versus Q2 2020, which included a $36 million favourable impact from an increase in the average realized gold price(1) and a $6 million impact from exchange rate changes. Compared to Q1 2021, rate factors increased revenue by $10 million, virtually all of which related to a higher average realized gold price(1) compared to the previous quarter.

Revenue in Q2 2021 totalled $662.7 million, an $81.2 million or 14% from Q2 2020. Contributing to the change in revenue from Q2 2020 was $42 million favourable impact from rate factors, mainly reflecting a 6% increase in the average realized gold price(1) to $1,814 per ounce in Q2 2021 from $1,716 per ounce for the same period in 2020. The remaining $40 million of the increase in revenue year over year resulted from a 7% increase in gold sales, to 364,575 ounces from 341,390 ounces in Q2 2020. Gold sales at Detour Lake increased 22% from Q2 2020, to 166,374 ounces from 136,182 ounces for the same period in 2020, while gold sales at Macassa rose 25%, to 55,601 ounces versus 44,328 ounces in Q2 2020. At Fosterville, despite higher production, gold sales in Q2 2021 were 9% lower, at 142,600 ounces versus 157,251 ounces in Q2 2020. Gold sales in Q2 2020 also included 3,629 ounces from the Holt Complex where operations were suspended effective April 2, 2020.

Revenue in Q2 2021 increased $110.9 million or 20% from revenue of $551.8 million the previous quarter. Contributing to the $110.9 million increase in revenue was $101 million related to an 18% increase in gold sales to 364,575 ounces from 308,029 ounces in Q1 2021. Gold sales at Detour Lake increased 18% from 141,112 ounces in Q1 2021, with gold sales at Fosterville and Macassa increasing 21% and 12%, respectively, from 117,450 ounces and 49,467 ounces, respectively, for the previous quarter. The remaining $10 million of revenue growth compared to Q1 2021 was attributable to rate factors, reflecting an increase in the average realized gold price(1) to $1,814 per ounce from $1,788 per ounce the previous quarter.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue: YTD 2021 vs YTD 2020
($ Millions)
$1,400
$1,200
$1,000
$800
$600
$400
$1,135.7
-$22
$101
$1,214.6
YTD 2021
Volume
Rate(1)
YTD 2021

(1)Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In YTD 2021, rate factors increased revenue by $101 million versus YTD 2020, which included a $102 million favourable impact from an increase in the average realized gold price(1) and a $1 million reduction related to exchange rates

Revenue in YTD 2021 totalled $1,214.6 million, an increase of $78.9 million or 7% from $1,135.7 million in YTD 2020. The increase in revenue was driven by a 9% increase in the average realized gold price,(1) to $1,802 per ounce in YTD 2021 from $1,651 per ounce for the same period in 2020, which resulted in revenue growth from rate factors of $101 million. Partially offsetting the impact of a higher average realized gold price(1) was a reduction of $22 million related to lower gold sales. Gold sales in YTD 2021 totalled 672,605 ounces compared to 685,976 ounces in YTD 2020. The reduction in gold sales reflected two factors, including lower sales at Fosterville (260,050 ounces compared to 311,003 ounces in YTD 2020) consistent with the mine’s plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period; as well as the contribution of 33,242 ounces of gold sales from the Holt Complex related to production prior to operations being suspended effective April 2, 2020. These factors more than offset the favourable impact of a 25% increase in gold sales at Detour Lake (307,486 ounces compared to 246,638 ounces for the five months ending June 30, 2020) and 10% growth in sales at Macassa, to 105,069 ounces from 95,093 for the same period in 2020.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in Q2 2021 totalled $244.2 million ($0.91 per share), a $94.0 million or 63% increase from $150.2 million ($0.54 per share) in Q2 2020 and a 51% increase from $161.2 million ($0.60 per share) the previous quarter. Compared to Q2 2020, the increase in net earnings was driven by higher revenue and the favourable impact of other income of $2.0 million in Q2 2021 versus other loss of $80.2 million for the same period in 2020, with other loss in Q2 2020 mainly resulting from $72.8 million of foreign exchange losses. On an after-tax basis, the increase in revenue contributed $54.5 million or $0.20 per share to net earnings growth. Similarly, the $82.2 million pre-tax change in other income/loss compared to Q2 2020 increased net earnings by $54.8 million or $0.20 per share on an after-tax basis. Also contributing to higher net earnings versus Q2 2020 was a reduction in the effective tax rates, to 28.0% from 33.3% in last year’s second quarter, which increased net earnings by $18.0 million after tax or $0.07 per share. The lower effective tax rate in Q2 2021 mainly reflected favourable adjustments resulting from re-assessments of prior year tax returns. Partially offsetting these favourable factors were higher production costs (reduced net earnings by $12.2 million after tax or $0.04 per share) and depletion and depreciation expense (reduced net earnings by $19.2 million after tax or $0.07 per share).

Q2 2021 net earnings of $244.2 million ($0.91 per share) was $83.0 million or 51% higher than $161.2 million ($0.60 per share) the previous quarter. The main driver of higher net earnings compared to Q1 2021 was the strong growth in revenue, which had a $75.7 million or $0.28 per share after tax favourable impact. Also contributing to the increase in net earnings were a lower effective tax rate (28.0% versus 31.7% in Q1 2021), which increased net earnings by $12.5 million after tax or $0.05 per share and lower production costs, which increased net earnings by $7.1 million after tax or $0.03 per share. Partially offsetting these factors were higher corporate G&A costs ($5.4 million after tax or $0.02 per share) and increased depletion and depreciation expense ($4.9 million after tax or $0.02 per share).

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in YTD totalled $405.4 million ($1.52 per share), a 15% increase from $353.1 million ($1.32 per share) in YTD 2020. The increase in net earnings compared to the same period a year earlier mainly reflected revenue growth, which increased net earnings by $53.6 million after tax or $0.20 per share. In addition, $33.8 million of transaction fees in YTD 2020 related to the Detour Gold acquisition, had a favourable impact of $23.0 million after tax or $0.09 per share on the comparison of net earnings in YTD 2021 to YTD 2020. Also contributing to higher net earnings was a lower effective tax rate in YTD 2021 (29.5% in YTD 2021 versus 32.1% in YTD 2020), which increased net earnings by $14.7 million after tax or $0.05 per share. Partially offsetting these factors were higher depletion and depreciation expense and production costs, which reduced net earnings by $27.2 million after tax or $0.10 per share and $18.2 million or $0.07 per share, respectively.

Adjusted Net Earnings(1)

Adjusted net earnings(1) in Q2 2021 totalled $246.9 million ($0.92 per share), similar to net earnings for the quarter. Adjusted net earnings(1) in Q2 2021 increased 13% from $219.3 million ($0.79 per share) in Q2 2020 and were 47% higher than $167.8 million ($0.63 per share) the previous quarter. The small difference between net earnings and adjusted net earnings(1) in Q2 2021 reflected the exclusion from adjusted net earnings of systems implementation costs of $4.1 million ($3.0 million after tax), costs attributed to non-operating assets, mainly in the Northern Territory, of $4.1 million ($2.9 million after tax), COVID-19 related costs of $0.9 million ($0.6 million after tax) and severance expense of $1.3 million ($1.0 million after tax). These factors were largely offset by the exclusion from adjusted net earnings(1) of $2.6 million ($1.8 million after tax) of foreign exchange gains and $3.5 million ($3.1 million after tax) of unrealized gains on warrants issued. The difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of $72.8 million ($56.3 million after tax) of foreign exchange losses, due to a strengthening of the Canadian and Australian dollars against the US dollar during the quarter, as well as $13.4 million ($9.2 million after tax) of costs related to the Company’s COVID-19 response, mainly related to labour costs during periods of reduced or suspended operations, as well as $5.3 million ($3.7 million after tax) of restructuring costs, mainly resulting from the suspension of business activities in the Northern Territory and at Holt Complex. The difference between net earnings and adjusted net earnings(1) in Q1 2021 mainly reflected the exclusion from adjusted net earnings(1) of write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax) and $5.7 million of foreign exchange gains ($4.0 million after tax), both of which are included in other loss/income, care and maintenance costs of $4.2 million ($2.9 million after tax) and $2.9 million ($2.0 million after tax) of COVID-19 costs mainly at Detour Lake.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Adjusted net earnings(1) in YTD 2021 totalled $414.7 million ($1.55 per share), which compared to net earnings of $405.4 million ($1.52 per share). The difference between net earnings and adjusted net earnings(1) in YTD 2021 mainly reflected the exclusion from adjusted net earnings(1) of the $6.5 million ($4.5 million after-tax) of write-offs at Holt Complex in Q1 2021, costs related to non-operating assets of $8.3 million ($5.8 million after tax), systems implementation costs of $4.1 million ($3.0 million after tax) in Q2 2021 and $3.8 million ($2.6 million after tax) of COVID-19 costs. These factors were partially offset by the exclusion from adjusted net earnings(1) of $8.2 million ($5.8 million after tax) of foreign exchange gains, mainly in Q1 2021. The difference between net earnings and adjusted net earnings(1) for YTD 2020 reflected the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction fees related to the Detour Gold acquisition, as well as costs related to the Company’s COVID-19 response of $13.4 million ($9.2 million after tax), restructuring costs of $5.3 million ($3.7 million after tax) and severance expense of $3.7 million ($2.6 million after tax).

Cash and Cash Flows

(1)Related to impact of foreign exchange rate changes on cash held by Australian entities in foreign currencies.

The Company’s cash balance at June 30, 2021 totalled $858.4 million, which compared to cash of $792.2 million at March 31, 2021. Net cash provided by operating activities totalled $330.6 million, an increase of 49% from $222.2 million in Q2 2020 and 59% higher than $208.2 million the previous quarter. The increase in net cash provided by operating activities from Q2 2020 mainly resulted from strong earnings growth and the impact of changes in non-cash operating working capital(1) as well as lower income taxes paid. Higher net earnings and changes in non-cash operating working capital(1) mainly accounted for the increase in net cash provided by operating activities compared to Q1 2021, with these factors only partially offset by an increase in income taxes paid. During Q2 2021 the Company made a $98 million income tax payment in Australia representing the final tax instalment payment for the 2020 tax year. The $98 million payment in Q2 2021 compared to a tax payment of $132.6 million in Q2 2020, representing the final tax instalment paid for the 2019 tax year. Net cash used in investing activities in Q2 2021 totalled $200.8 million versus $128.3 million in Q2 2020 and $164.2 million in Q1 2020. The higher level of net cash used in investing activities reflected increased additions to mining interests and plant and equipment than in the prior periods due to higher growth capital expenditures(1) reflecting the advancement of a number of major growth projects, mainly at Macassa and Detour Lake, during Q2 2021. Net cash used in financing activities in Q2 2021 totalled $64.3 million, mainly reflecting $62.0 million of cash returned to shareholders. The $62.0 million included $50.1 million used for the Q1 2021 quarterly dividend of $0.1875, paid on April 14, 2021 to shareholders of record on March 31, 2021 and $12.0 million used to repurchase 300,000 shares through the Company’s 2021 NCIB. All 300,000 shares were purchased in June through the new ASPP program. Net cash used in financing activities in Q2 2020 totalled $90.0 million, with $49.9 million being used to repurchase 1,345,600 shares through the Company’s prior NCIB and $34.7 million being used for of dividend payments related to the Q1 2020 payment on April 13, 2020.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Related to impact of foreign exchange rate changes on cash held by Australian entities in foreign currencies.

The Company’s cash balance of $858.4 million at June 30, 2021 compared to cash of $847.6 million at December 31, 2020. Net cash provided by operating activities in YTD 2021 totalled $538.7 million, a 16% increase from $463.7 million in YTD 2020 mainly reflecting solid growth in net earnings compared to YTD 2020. Net cash used in investing activities totalled $365.0 million in YTD 2021 versus $67.6 million in YTD 2020. Contributing to the low level of net cash used for investing activities in YTD 2020 was $173.9 million of cash acquired as part of the Detour Gold acquisition in Q1 2020. Additions to mining interests of $157.1 million and additions to plant and equipment of $207.7 million in YTD 2021 compared to $129.2 million and $109.6 million, respectively, in YTD 2020, with the increases reflecting higher capital expenditures due to a significant increase in growth capital expenditures(1), reflecting the advancement of major growth projects at Macassa and Detour Lake during YTD 2021, which more than offset lower levels of sustaining capital expenditures(1) year over year. Net cash used in financing activities in YTD 2021 totalled $162.5 million, which included $158.6 million of cash returned to shareholders. The $158.6 million was comprised of $100.3 million used for two dividend payments of $0.1875 per share, including the payment of the Q4 2020 dividend on January 14, 2021 to shareholders of record on December 31, 2020 and the payment of the Q1 2021 dividend on April 14, 2021 to shareholders of record on March 31, 2021, as well as $58.3 million to repurchase 1,374,100 shares through the Company’s NCIB. Share repurchases during YTD 2021 included 1,074,100 shares repurchased in January 2021 for $46.3 million, and 300,000 shares repurchased in June for $12.0 million under the 2021 NCIB and following the introduction of the ASPP. Net cash used in financing activities in YTD 2020 totalled $564.6 million, with $379.8 million used to repurchase 11,059,100 shares through the Company’s NCIB, and an additional $47.2 million used for the fourth quarter 2019 and Q1 2020 dividend payments. In addition, net cash used in financing activities in YTD 2020 also included $98.6 million used to repay Detour Gold’s outstanding debt during Q1 2020 and $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel.

Free cash flow(1)

Free cash flow(1) totalled $131.2 million in Q2 2021, a 39% increase from $94.1 million in Q2 2020 and more than triple the $42.7 million of free cash flow(1) in Q1 2021. Strong growth in net cash provided by operating activities more than offset higher levels of capital expenditures in accounting for the increase in free cash flow from both prior periods. For YTD 2021, free cash flow(1) totalled $173.9 million versus $224.9 million in YTD 2020 as the impact of increased net cash provided by operating activities was more than offset by higher levels of growth capital expenditures(1) as the Company advanced a number of major growth projects, mainly at Macassa and Detour Lake, in YTD 2021. Mineral property additions in YTD 2021 totalled $157.1 million, while additions to property, plant and equipment totalled $207.7 million, which compared to $129.2 million and $109.6 million, respectively, in YTD 2020.

(1)The Review of Financial Performance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s foundation Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totalling 3.5 million tonnes grading an average of 20.1 g/t for 2.3 million ounces as at December 31, 2020. In addition, at year-end 2020 there were 308,000 tonnes grading an average of 8.7 g/t for 86,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access in late 2021 by driving a surface ramp.

	Three Months Ended			Six Months Ended
Operating results	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020

Total Ore Milled (t)	90,796	77,624	76,231	167,027	159,880
Average Grade (g/t)	19.3	17.2	19.8	19.5	18.5
Gold Contained (oz)	56,480	42,915	48,474	104,954	94,971
Recovery (%)	97.9%	97.6%	97.9%	97.9%	97.6%
Gold Produced (oz)	55,322	41,865	47,437	102,759	92,726
Gold Sold (oz)	55,601	44,328	49,467	105,069	95,093
Development metres - operating	567	1,798	766	1,333	3,763
Development metres - capital	780	917	483	1,263	2,125
Production costs	$34,104	$27,748	$34,989	$69,093	$54,156
Operating cash costs per ounce sold[1]	$586	$547	$699	$639	$541
AISC per ounce sold[1]	$848	$841	$947	$895	$846
Total capital expenditures (in thousands)	$47,094	$24,938	$36,238	$83,332	$59,242
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Production at Macassa in Q2 2021 totalled 55,322 ounces based on processing 90,796 tonnes at an average grade of 19.3 g/t and average recoveries of 97.9%. Q2 2021 production was 32% higher than 41,865 ounces in Q2 2020 and increased 17% from 47,437 ounces the previous quarter. Higher tonnes processed in Q2 2021 compared to both prior periods mainly reflected better than anticipated widths and strike lengths from stopes in the South Mine Complex, as well as processing from surface stockpiles.

Production costs in Q2 2021 totalled $34.1 million versus $27.7 million (including $3.3 million related to the Company’s COVID-19 response) in Q2 2020 and $35.0 million the previous quarter. Operating cash costs per ounce sold(1) averaged $586 million versus $547 for the same period in 2020 and $699 the previous quarter, with the increase from Q2 2020 reflecting a stronger Canadian dollar in Q2 2021. Excluding the impact of changes in exchange rates, operating cash costs per ounce sold(1) improved from Q2 2020 mainly due to the favourable impact of a higher average grade and tonnes processed on sales volumes in Q2 2021. The 16% improvement from Q1 2021 also largely reflected the favourable impact of higher ounces sold, as well as lower maintenance costs and reduced expenditures related to operating development compared to the previous quarter. AISC per ounce sold(1) averaged $848 in Q2 2021, largely unchanged from $841 in Q2 2020, as the impact of a stronger Canadian dollar was offset by higher sales volumes. Excluding the impact of exchange rates, AISC per ounce sold(1) improved 9% from Q2 2020 reflecting the favourable impact of higher sales volumes as well as lower operating cash costs(1) and sustaining capital expenditures(1). Sustaining capital expenditures(1) in Q2 2021 totalled $10.9 million ($197 per ounce sold) versus $10.5 million ($236 per ounce sold) in Q2 2020. Excluding the impact of a stronger Canadian dollar, sustaining capital expenditures(1) in Q2 2021 were 6% lower than Q2 2020 reflecting reduced levels of capital development and lower levels of equipment procurement. AISC per ounce sold(1) improved 10% from $947 the previous quarter as the impact of higher sales volumes and lower operating cash costs more than offset an increase in sustaining capital expenditures(1). Sustaining capital expenditures(1) in Q2 2021 compared to $9.3 million ($189 per ounce sold) in Q1 2021 with the increase largely related to mobile equipment procurement.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Production at Macassa for YTD 2021 totalled 102,759 ounces, based on processing 167,027 tonnes at an average grade of 19.5 g/t and average recoveries of 97.9%. YTD 2021 production increased 11% from 92,726 ounces for the same period in 2020 reflecting a higher average grade and increased tonnes processed.

Production costs for YTD 2021 totalled $69.1 million versus $54.2 million (including $3.3 million related to the Company's COVID-19 response) in YTD 2020. Operating cash costs per ounce sold(1) averaged $639 compared to $541 for the same period in 2020 with the increase reflecting a stronger Canadian dollar in YTD 2021 and the impact of a higher proportion of underground costs being allocated to operations versus capital expenditures, partially offset by the favourable impact of a higher average grade on sales volumes in YTD 2021. AISC per ounce sold(1) averaged $895 for YTD 2021 versus $846 a year earlier. Excluding the impact of a stronger Canadian dollar in YTD 2021, AISC per ounce sold(1) improved by approximately 3% driven by higher sales volumes as well as lower sustaining capital expenditures(1). Sustaining capital expenditures(1) totalled $20.3 million ($193 per ounce sold) compared to $24.9 million ($262 per ounce sold) in YTD 2020 with the reduction largely resulting from lower levels of capital development and reduced expenditures for mobile equipment.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Growth projects: Growth capital expenditures(1) at Macassa for YTD 2021 totalled $43.0 million ($27.0 million in Q2 2021). Of total growth expenditures(1) for YTD 2021, $21.8 million ($12.9 million in Q2 2021) related to the #4 Shaft project. During Q2 2021, the shaft advanced approximately 600 feet and had reached a depth of 5,600 feet as of June 30, 2021. The project ended Q2 2021 ahead of schedule on track for completion in late 2022. An additional $10.0 million ($4.7 million in Q2 2021) of growth capital expenditures(1) in YTD 2021 related to a ventilation expansion project, involving the development of two new ventilation raises. The first raise was completed in June 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cfm of additional ventilation into the mine. The remaining growth capital expenditures(1) in Q2 2021 mainly related to a number of underground projects, including lateral development from the mine towards the #4 Shaft.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. Detour Lake has the largest Mineral Reserve based of any gold mine in Canada, which support a production life of well over 20 years. Total Mineral Reserves at Detour Lake as at December 31, 2020 included 447.4 million tonnes at an average grade of 0.96 g/t for 13.8 million ounces at an average cut-off grade above 0.5 g/t, with an additional 148.7 million tonnes at an average grade of 0.41 g/t for 2.0 million ounces at an average cut-off grade below 0.5 g/t. The low-grade Mineral Reserve will be processed mainly at the end of the mine life.

The Company obtained the Detour Lake Mine through the acquisition of Detour Gold on January 31, 2020. The results presented below for YTD 2020 are for the five months from January 31, 2020 to June 30, 2020.

	Three Months Ended			Six Months Ended
Operating results	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020(2)

Total Ore Milled (t)	5,881,953	5,655,992	5,701,704	11,583,657	9,364,014
Average Grade (g/t)	0.96	0.79	0.87	0.91	0.81
Gold Contained (oz)	181,203	143,985	159,159	340,362	244,658
Recovery (%)	91.5%	91.7%	92.2%	91.8%	91.4%
Gold Produced (oz)	165,880	131,992	146,731	312,611	223,547
Gold Sold (oz)	166,374	136,182	141,112	307,486	246,638
Production costs	$102,590	$85,752	$108,307	$210,897	$173,569
Operating cash costs per ounce sold(1)	$610	$573	$748	$674	$628
AISC per ounce sold(1)	$996	$1,090	$1,064	$1,027	$1,098
Total capital expenditures (in thousands)	$119,281	$66,476	$73,644	$192,925	$108,992
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.
(2)Reflects results for five months from January 31, 2021 to June 30, 2021.

Detour Lake achieved record quarterly production in Q2 2021 of 165,880 ounces based on processing 5,881,953 tonnes at an average grade of 0.96 g/t and average recoveries of 91.5%. The 165,880 ounces of production was 26% higher than the 131,992 ounces produced in Q2 2020 and increased 13% from the previous quarter. The increase in production quarter over quarter mainly reflected a significant improvement in the average grade, as the mine sequenced into higher grade areas as part of the Phase 2 mining plan during Q2 2021, as well as an increase in tonnes processed, with first quarter throughput typically the lowest of the year due to seasonal factors (record first quarter throughput achieved in Q1 2021).

Production costs at Detour Lake in Q2 2021 totalled $102.6 million Q2 2021 compared to $85.8 million (including $7.7 million of COVID-19 related costs) in Q2 2020 and $108.3 million (including $2.6 million of COVID-19 related costs) the previous quarter. Approximately half of the increase in production costs compared to Q2 2020 related to a stronger Canadian dollar in Q2 2021, with the remainder largely reflecting higher tonnes mined (ore and waste), as well as increased diesel and maintenance costs. Operating cash costs per ounce sold(1) averaged $610 in Q2 2021 versus $573 in Q2 2020 and $748 the previous quarter. Excluding the impact of exchange rates, operating cash costs per ounce sold(1) improved 4% compared to Q2 2020 with the improvement largely related to the favourable impact of a significantly higher average grade and increased tonnes processed on sales volumes. Compared to the previous quarter, the improvement in operating cash costs per ounce sold(1) reflected a reduction in total operating cash costs largely due to lower stripping and processing costs, as well as the favourable impact of higher sales volumes. AISC per ounce sold(1) averaged $996 in Q2 2021 versus $1,090 in Q2 2020 and $1,064 in Q1 2021. Sustaining capital expenditures(1) at Detour Lake in Q2 2021 totalled $55.6 million ($334 per ounce sold) compared to $65.8 million ($483 per ounce sold) in Q2 2020 and $37.5 million ($266 per ounce sold) in Q1 2021. Excluding the impact of exchange rates, sustaining capital expenditures(1) in Q2 2021 were 24% lower than in Q2 2020 mainly related to deferred stripping, with the most of these expenditures included as growth capital expenditures(1) in Q2 2021. Higher sustaining capital expenditures(1) compared to the previous quarter mainly reflected increased expenditures related to tailings management and an ongoing camp expansion.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Production at Detour Lake for YTD 2021 totalled 312,611 ounces, which resulted from processing 11,583,657 tonnes at an average grade of 0.91 g/t and average recoveries of 91.8%. Production in YTD 2021 increased 40% from 223,547 ounces for the five months following the acquisition of Detour Lake on January 31, 2020 to June 30, 2020 and was 16% higher than the 270,043 ounces produced for the full six-month period ending June 30, 2020. The increase in production versus the same period in 2020 mainly reflected a 12% improvement in the average grade.

Production costs at Detour Lake in YTD 2021 totalled $210.9 million (including $3.5 million of COVID-19 related costs), which compared to $173.6 million (including $7.7 million of COVID-19 related costs) for five months in YTD 2020, from January 31, 2020 to June 30, 2020. Operating cash costs per ounce sold(1) averaged $674 in YTD 2021 versus $628 in YTD 2020. Excluding the impact of a stronger Canadian dollar in YTD 2021, operating cash costs per ounce sold(1) improved 1% year over year as the favourable impact of a higher average grade and tonnes processed on sales volumes more than offset higher costs related to increased total tonnes mined (ore and waste) as well as higher milling costs in YTD 2021. AISC per ounce sold(1) averaged $1,027 in YTD 2021 compared to $1,098 in YTD 2020. During YTD 2021, sustaining capital expenditures(1) at Detour Lake totalled $93.0 million ($303 per ounce sold) compared to $108.2 million ($439 per ounce sold) for the same period in 2020. The reduction in sustaining capital expenditures(1) versus YTD 2020 largely reflected lower deferred stripping costs, which were mainly included in growth capital expenditures(1) in YTD 2021.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Growth projects: Growth capital expenditures(1) at Detour Lake in YTD 2021 totalled $80.7 million ($52.9 million in Q2 2021), including $43.9 million related to deferred stripping with the remaining $36.8 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha.

Operations were suspended at the Holt Complex effective April 2, 2020 as part of the Company’s COVID-19 response and while the Company conducted a strategic review of these assets. In July 2020, the Company announced that the suspension of operations at Holt Complex would be extended until further notice. As a result, there was no production, sales, operating costs or capital expenditures from Holt Complex in Q2 2021 or YTD 2021. Care and maintenance costs in YTD 2021 related to Holt Complex totalled $2.9 million ($1.3 million in Q2 2021). In addition, the Company recorded an asset impairment of $6.5 million related to the disposal of equipment at the Holt Complex in Q1 2021.

In Q2 2020, the Holt Complex produced 807 ounces. For YTD 2020, production at Holt Complex totalled 29,391 ounces. Production costs in YTD 2020 totalled $36.1 million (including $2.4 million of COVID-19 related costs), while operating cash costs per ounce sold(1) averaged $1,000 and AISC per ounce sold(1) averaged $1,406. Sustaining capital expenditures(1) in YTD 2020 totalled $9.1 million ($273 per ounce sold).

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 3.0 million ounces to date. At December 31, 2020, the existing Fosterville Mine had total reserves of 3.3 million tonnes at an average grade of 15.4 g/t for a total of 1.8 million ounces. In addition, Mineral Reserves at Robbin’s Hill as at December 31, 2020 totalled 1.1 million tonnes at an average grade of 5.3 g/t for 180,000 ounces. Located approximately 4.0 kilometres from Fosterville’s existing mining operations, Robbin’s Hill has the potential to become a second mining operation to feed the Fosterville Mill.

	Three months ended,			Six months ended,
Operating results	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020

Total Ore Milled (t)	170,315	123,473	174,206	344,520	242,174
Average Grade (g/t)	29.2	39.5	19.8	24.4	40.9
Gold Contained (oz)	160,025	156,617	110,653	270,677	318,357
Recovery (%)	98.7%	99.0%	98.2%	98.5%	98.9%
Gold Produced (oz)	157,993	155,106	108,679	266,672	314,970
Gold Sold (oz)	142,600	157,251	117,450	260,050	311,003
Development metres - operating	443	747	472	915	1,067
Development metres - capital	1,001	1,134	747	1,747	2,645
Production costs	$23,032	$20,286	$26,785	$49,817	$39,228
Operating cash costs per ounce sold(1)	$162	$129	$228	$192	$127
AISC per ounce sold(1)	$353	$273	$423	$385	$293
Total capital expenditures (in thousands)	$35,346	$26,916	$31,722	$67,068	$58,660
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
The Fosterville Mine produced 157,993 ounces in Q2 2021 based on processing 170,315 tonnes at an average grade of 29.2 g/t and average mill recoveries of 98.7%. Production for the quarter was significantly above planned levels driven largely by continued grade outperformance in the Swan Zone, as well as changes to mine sequencing with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021. The 157,993 ounces of production in Q2 2021 was slightly higher than the 155,106 ounces produced in Q2 2020 and increased 45% from 108,679 ounces the previous quarter. The increase versus Q1 2021 was driven by a 47% improvement in the average grade. The Swan Zone accounted for 53% of tonnes milled in Q2 2021 and 79% of ounces produced compared to 62% and 85%, respectively, in Q2 2020 and 42% and 72%, respectively, the previous quarter.

Production costs were $23.0 million in Q2 2021 versus $20.3 million in Q2 2020 and $26.8 million the previous quarter. The increase from Q2 2020 resulted from a significant strengthening of the Australian dollar against the US dollar since last year’s second quarter. Operating cash costs per ounce sold(1) averaged $162 versus $129 in Q2 2020 and $228 in Q1 2021. Excluding the impact of a stronger Australian dollar in Q2 2021, operating cash costs per ounce sold(1) were largely unchanged from the same period in 2020 with a small increase resulting mainly from the impact of a higher average grade on sales volumes in Q2 2020. AISC per ounce sold(1) averaged $353 compared to $273 in Q2 2020 and $423 the previous quarter. The increase in AISC per ounce sold(1) reflected a stronger Australian dollar, the impact of a higher average grade in Q2 2020 and increased levels of sustaining capital expenditures(1) in Q2 2021. The improvement in both operating cash costs per ounce sold(1) and AISC per ounce sold(1) compared to Q1 2021 was mainly related to increased sales volumes due to a higher average grade in Q2 2021. Sustaining capital expenditures(1) totalled $14.5 million ($102 per ounce sold) in Q2 2021 versus $10.8 million ($69 per ounce sold) in Q2 2020 and $12.4 million ($106 per ounce sold) the previous quarter. The increase in sustaining capital expenditures(1) from Q2 2020 mainly reflected the stronger Australian dollar in Q2 2021 as well as higher levels of capital development compared to the same period in 2020.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Production at Fosterville for YTD 2021 totalled 266,672 ounces which compared to 314,970 ounces for YTD 2020. The change in production from YTD 2020 reflected a lower average grade consistent with the Company’s previously stated plan to reduce production in the Swan Zone by increasing mining activities in other, lower-grade, areas of the mine, with the intention of creating a more sustainable operation over a longer period while the Company continues its extensive exploration program. The Swan Zone accounted for 47% of tonnes milled and 76% of ounces produced in YTD 2021 versus 62% and 89%, respectively, for the same period in 2020. Fosterville ended YTD 2021 well positioned to meet, and potentially beat, its full-year 2021 production guidance of 400,000 – 425,000 ounces.

Production costs were $49.8 million for YTD 2021 versus $39.2 million for the same period in 2020, with the increase from YTD 2020 largely resulting from the impact of a stronger Australian dollar in YTD 2021, as well as significantly higher business volumes with considerably higher levels of tonnes mined and milled in YTD 2021 versus YTD 2020. Operating cash costs per ounce sold(1) averaged $192 versus $127 in YTD 2020, while AISC per ounce sold(1) averaged $385 compared to $293 in YTD 2020. The increases in operating cash costs per ounce sold(1) and AISC per ounce sold(1) versus levels in YTD 2020 mainly resulted from the stronger Australian dollar in YTD 2021 as well as the impact of a lower average grade versus YTD 2020. Sustaining capital expenditures(1) totalled $26.9 million ($103 per ounce sold), unchanged from $26.9 million ($87 per ounce sold) in YTD 2020, as the impact of a stronger Australian dollar and increased expenditures related to mobile equipment in YTD 2021 was offset by a reduction in capital development expenditures compared to YTD 2020.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

Growth projects: Growth capital expenditures(1) at Fosterville for YTD 2021, excluding capitalized exploration, totalled $3.8 million ($2.1 million in Q2 2021), mainly related construction of a surface refrigeration plant and land procurement.

Northern Territory

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. These assets have been on care and maintenance since that time. Total care and maintenance costs for the Company’s Northern Territory assets totalled $1.9 million in YTD 2021 ($1.0 million in Q2 2021) versus $9.1 million ($6.2 million in Q2 2020) in YTD 2020.

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded in Q3 2020 (included as rehabilitation costs in net earnings for FY 2020). The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits. As at June 30, 2021, approximately 3.5 million tonnes of waste rock had been removed as part of the rehabilitation program.

(1) The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 35-42 of this MD&A.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
GROWTH AND EXPLORATION

On December 10, 2020, the Company issued a press release announcing its full-year 2021 guidance, which included guidance for exploration and evaluation expenditures of $170 – $190 million. The Company’s exploration guidance is divided evenly between Canada and Australia, with target exploration expenditures of $45 - $50 at Macassa, $40 – $45 million at Detour Lake and $85 – $95 million at Fosterville. During YTD 2021, exploration expenditures totalled $88.1 million ($45.7 million in Q2 2021), including capitalized exploration expenditures of $75.6 million ($38.7 million in Q2 2021) and expensed exploration expenditures of $12.5 million ($7.0 million in Q2 2021). Of total exploration expenditures in YTD 2021, $44.0 million ($22.4 million in Q2 2021) were in Canada and $44.1 million ($23.3 million in Q2 2021) were incurred in Australia. At June 30, a total of 43 drills were operating at the Company’s three cornerstone assets, including 10 underground drills and 1 surface drill at Macassa, 12 surface drills at Detour Lake and a total of 17 drills at Fosterville. In addition, the Company also had 2 surface drills operating at regional targets in Northern Ontario and one surface drilling working on regional targets north of Fosterville.

Canada

Macassa

For YTD 2021, the Company completed approximately 75,896 metres of underground drilling at Macassa, using up to 9 underground drills on the 3400, 5300, 5600, 5700 and 5800 levels. This drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas near the contact of the SMC and the Amalgamated Break and along the Amalgamated Break. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC. A drill program was also initiated on the 3400 Level targeting the Amalgamated Break in a previously untested area of the mine. In addition to the underground drilling from #3 Shaft at Macassa, the Company also completed 9,027 metres of drilling from a new platform in the Near Surface Ramp targeting a previously untested area of the ‘04/Main Break. Total exploration expenditures at Macassa, including capitalized exploration, totalled $21.9 million for YTD 2021 ($10.0 million in Q2 2021).

Of the 75,896 metres of total underground drilling for YTD 2021, 42,176 metres were drilled to test the extents of the East, West and Lower SMC, with an additional 17,540 metres being drilled to test the Amalgamated Break. Infill drilling consisted of 16,180 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

A total of 9,027 metres of drilling from the Near Surface Ramp were drilled YTD with 7,113 metres dedicated to testing previously unexplored areas of the ‘04/Main Break system and an additional 1,914 metres focused on targeting potential extension of the current near surface resources.

In addition, the Company completed 2,558 metres of drilling from surface during YTD 2021 utilizing one drill targeting shallow targets associated with near surface resource areas.

A total of 913 metres of underground development was completed during YTD 2021, which included the excavation of 4 diamond drill bays. Development to the east on the 5300 Level was extended 195 metres during the first half of 2021, including the excavation of 2 diamond drill bays. Development to the west on the 5300 Level was extended 136 metres during the first half of 2021, including the excavation of 2 diamond drill bays. The Company is also advancing an exploration development heading east on the 5807 decline, with 124 metres of advance completed in YTD 2021, reaching a total of 948 metres of development since work on the heading commenced in 2019. In late Q3 2020, the Company also commenced an exploration development heading on the 5150 Level to target the ’04 Break and potential extension of the SMC west of the Amikougami cross-fault, with a total of 358 metres of development having been completed as at June 30, 2021.

A significant new project undertaken at Macassa in 2020 was the development of an exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. The portal for the decline was completed in Q2 2020 with the first development round excavated on June 15, 2020. By the end of 2020, the decline had advanced approximately 1,085 metres, with an additional 1,437 metres of advance being completed in YTD 2020. Initial production from near-surface zones along the Amalgamated Break using the new decline is expected to commence in late 2021.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to the end of Q2 2021, on July 6, 2021, the Company announced results from 54 holes and 20,773 metres of drilling at Macassa Mine. The results highlighted the extensive potential that exists to add new Mineral Reserves and Mineral Resources in the SMC, with high-grade intersections being reported outside of the existing deposit, to the east, south and north, as well as up and down dip. In addition, the new results also include high-grade intersections in the area where the SMC merges with the Amalgamated Break, as well as the identification of potential new high-grade lenses to the southeast and in the footwall of the main SMC structure. Based on interpretations of the new drill results, the Company indicated in the press release issued on July 6, 2021, that the SMC East mineralized structure appears to be swinging to the northeast in the direction of the large corridor of high-grade mineralization that was identified along the Main Break and announced in 2020. The potential convergence of the two structures would represent an extremely attractive exploration target for future drilling.

Detour Lake

The Company is carrying out an aggressive surface exploration program at Detour Lake, to be completed by the end of 2021, aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and West pits as well as at depth below the present open-pit Mineral Resource.

Exploration diamond drilling was initiated on the Detour Lake property in mid-January 2020 with a total of 69,808 metres of drilling completed in 2020. A total of 66,115 metres of drilling in 84 holes (including 6 wedge holes) were completed between the Main Pit and West Pit locations and to the west of the West Pit, with an additional 3,693 metres of drilling in 11 drill holes targeted the 58N Zone. An additional 122,990 metres of surface drilling was completed during YTD 2021, with the focus remaining on the areas between the Main and West pit locations and west of the West Pit. Total exploration expenditures at Detour Lake, including capitalized exploration, totalled $19.3 million in YTD 2021, including $10.9 million during the Q2 2021.

Since the acquisition of Detour Lake on January 31, 2020, the Company has issued six press releases announcing encouraging drilling result, each providing increasing evidence that a much larger deposit exists along the Detour Mine Trend than is reflected in the existing Mineral Reserve. During Q2 2021, a press release was issued on May 4, 2021, which included new, high-grade intersections near the bottom of the existing Mineral Resource pit shell in the Saddle Zone and highlighted the potential for growth in both open-pit and underground Mineral Resources. In addition, the results also included new intersections from the East and Central Saddle Zone which confirmed the continuity of mineralization to the west and below the Main Pit, while drilling west of the planned West Pit location intersected mineralization up to 425 metres west of existing Mineral Reserves.

Subsequent to the end of Q2 2021, the Company released results for 43 holes (25,848 metres) of drilling which included a significant number of new intersections with attractive grades and widths. The new intersections provided additional compelling evidence that a broad and continuous corridor of mineralization exists extending from the Main Pit through the Saddle Zone to the planned West Pit location to a depth of at least 800 m below surface. In addition, the new results also continued to expand the mineralized corridor west of the planned West Pit and to identify broad zones of higher-grade mineralization extending below the Main Pit and West Pit location pit shells that highlight the potential to add new open-pit, and potentially underground, Mineral Reserves and Mineral Resources at depth.

Timmins Regional Exploration

A total of 17,611 metres of drilling for $2.8 million of expenditures in YTD 2021 ($1.5 million in Q2 2021) were completed for regional exploration in Canada, largely at the Holt Complex properties. The drilling included surface exploration drilling on the Taylor Mine property, the Holloway West Project and the Melkior Property. On September 25, 2020 the Company signed an option agreement with Melkior Resources on the Carscellan property located 25 kms west of Timmins, with an initial drill program commencing in mid-October 2020 and being completed in January 2021.

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Australia

Fosterville

During YTD 2021, exploration expenditures, including capitalized exploration, at Fosterville totalled $43.7 million ($23.1 million in Q2 2021). A total of 84,248 metres of surface and underground drilling was completed for YTD 2021. Underground drilling during the first half of 2021 continued to target the Harrier and Cygnet zones, as well as the Lower Phoenix system. Exploration drilling down-plunge in the Lower Phoenix system continued during YTD 2021, with exploration development continuing, with 1,138 metres of advance completed during the first half of the year (449 metres during Q2 2021). The development is being completed to establish new drill platforms in better locations to explore the Lower Phoenix system at depth. In early June, the Phoenix 3912 drill drive was completed and, by about mid-month, five drills were positioned along the drill drive to commence infill drilling into the Lower Phoenix. The Phoenix 3950 drill drive was completed in March 2021, and since that time up to two drill rigs have been infill drilling the Cygnet Zone.

Surface drilling during YTD 2021 continued to test along the Curie at Robbin’s Hill in the northern part of the Fosterville Mining license, as well as along the Herschel Fault, which also extends through the Robbin’s Hill target area. After completing close to 3,300 metres of development on a twin exploration drive from the Falcon underground workings to Robbin’s Hill in 2020, an additional 2,257 metres of advance was achieved in YTD 2021 (1,143 metres in Q2 2021). In addition, drilling from the new drive commenced during the first quarter focusing on targets in between the Falcon Pit and Robbin’s Hill. Drilling of targets along the Curie Fault at Robbin’s Hill is expected to commence from the new exploration drive in third quarter of 2021 with completion of development targeted for mid-2022. Surface drilling also commenced at the southern end of the Fosterville Mining license during Q2 2021 targeting the Harrier South, Daley’s Hill and Russell Reef lines of mineralization.

Fosterville Regional Exploration
Near the end of Q2 2021, regional surface diamond drilling commenced in EL006502, 47km north of the Fosterville Gold Mine, with approximately 50 metres of drilling completed as at June 30, 2021. In addition to the drilling, other project activities included ground and airborne geophysics, geochemical soil sampling, and predictive discovery work.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at June 30, 2021, the Company had a positive working capital balance of $709.9 million, including a cash balance of $858.4 million, which compares to a working capital of $504.3 million and cash of $847.6 million at December 31, 2020. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2021, the Company did not have any off-balance sheet items.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

	As at July 28, 2021	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	265,839,623	—
Issued: Stock options	120,250	C$3.85
Issued: Restricted share units	375,163	—
Issued: Performance share units	360,664	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020 and the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the three and six months ended June 30, 2021.

	2021		2020
	Three Months Ended
(in thousands except per share amounts)	June 2021	March 2021	December 2020	September 2020
Revenue	$662,736	$551,846	$691,548	$632,843
Earnings before income taxes	$339,126	$235,983	$337,586	$295,316
Net earnings	$244,167	$161,193	$232,573	$202,022
Basic earnings per share	$0.91	$0.60	$0.86	$0.73
Diluted earnings per share	$0.91	$0.59	$0.85	$0.73

	2020		2019
	Three Months Ended
(in thousands except per share amounts)	June 2020	March 2020	December 2019	September 2019
Revenue	$580,975	$554,738	$412,379	$381,430
Earnings before income taxes	$225,282	$294,525	$232,042	$254,119
Net earnings	$150,232	$202,878	$169,135	$176,604
Basic earnings per share	$0.54	$0.79	$0.81	$0.84
Diluted earnings per share	$0.54	$0.77	$0.80	$0.83

COMMITMENTS AND CONTINGENCIES

The Company’s capital commitments increased by approximately $31 million during the six months ended June 30, 2021 from the year ended December 31, 2020. For additional disclosures refer to the Company’s audited Consolidated financial statements for the year ended December 31, 2020.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $1 and $6 during the three and six months ended June 30, 2021 (three and six

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
months ended June 30, 2020 - $86 and $107). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors, is the Co-founder and Chair of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION
The Company’s significant accounting policies are disclosed in note 3 of the audited Consolidated financial statements for the year ended December 31, 2020. Any changes in or adoption of new accounting policies adopted by the Company in Q2 2021 are disclosed in note 3 of the accompanying interim financial statements.
NON-IFRS MEASURES
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Free Cash Flow and Adjusted Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.
Free cash flow and adjusted free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

	Three Months Ended			Six Months Ended
(in thousands)	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Net cash provided by operating activities	$330,571	$222,234	$208,174	$538,744	$463,740
Mineral property additions	(98,357)	(57,242)	(58,786)	(157,143)	(129,223)
Plant and equipment	(100,987)	(70,913)	(106,689)	(207,676)	(109,569)
Free cash flow	$131,227	$94,079	$42,699	$173,925	$224,948

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended			Six Month Ended
(in thousands)	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Net cash provided by operating activities	$330,571	$222,234	$208,174	$538,744	$463,740
Transaction and restructuring costs related to Detour acquisition	—	—	—	—	60,494
Adjusted net cash provided by operating activities	330,571	222,234	208,174	538,744	524,234
Mineral property additions	(98,357)	(57,242)	(58,786)	(157,143)	(129,223)
Plant and equipment	(100,987)	(70,913)	(106,689)	(207,676)	(109,569)
Adjusted free cash flow	$131,227	$94,079	$42,699	$173,925	$285,442
Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

	Three Months Ended			Six Month Ended
(in thousands)	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Sustaining capital	$83,313	$96,205	$63,601	$146,914	$186,226
Growth capital(1)	133,354	33,017	90,965	224,319	85,761
Total capital expenditures	$216,667	$129,222	$154,566	$371,233	$271,987
Other	2,186	823	(496)	1,690	525
Finance leases related to IFRS 16	—	5,792	2,229	2,229	5,792
Total additions	$218,853	$135,837	$156,299	$375,152	$278,304
(1)Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and six months ended June 30, 2021 and 2020:

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Q2 2021 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended June 30, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$34,104	$102,590	$136,694	$23,032	$—	$23,032	$—	$159,726
Share-based compensation	—	(146)	(195)	(341)	—	—	—	—	(341)
COVID related costs	—	(68)	(836)	(904)	—	—	—	—	(904)
Restructuring Charges	—	(1,306)	—	(1,306)	—	—	—		(1,306)
Operating cash costs	—	32,584	101,559	134,143	23,032	—	23,032	—	157,175
Royalty expense	—	3,080	6,904	9,984	12,385	—	12,385	—	22,369
Stock-based compensation	10	146	195	351	—	—	421	2,867	3,639
Rehabilitation and remediation	185	81	204	470	52	—	52	—	522
General and administrative expense	—	—	—	8,196	—	—	5,336	3,364	16,896
Depreciation - ARO	—	208	1,183	1,391	192	—	192	—	1,583
Sustaining capital[1]	145	11,198	55,589	67,678	16,107	—	16,107	(472)	83,313
Capitalized depreciation	—	(267)	(17)	(284)	(1,628)	—	(1,628)	—	(1,912)
Sustaining leases	—	127	112	239	196	11	271	223	733
AISC	$340	$47,157	$165,729	$222,168	$50,336	$11	$56,168	$5,982	$284,318
Ounces of gold sold	—	55,601	166,374	221,975	142,600	—	142,600	—	364,575
Operating cash cost per ounce sold	$—	$586	$610	$604	$162	$—	$162	$—	$431
Sustaining capital expenditures per ounce sold	$—	$197	$334	$304	$102	$—	$102	$—	$223
AISC per ounce sold	$—	$848	$996	$1,001	$353	$—	$394	$—	$780
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

Six months ended June 30, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$69,093	$210,897	$279,990	$49,817	$—	$49,817	$—	$329,807
Share-based compensation	—	(291)	(266)	(557)	—	—	—	—	(557)
COVID-19 related costs	—	(340)	(3,469)	(3,809)	—	—	—	—	(3,809)
Restructuring Charges	—	(1,306)	—	(1,306)	—	—	—	—	(1,306)
Operating cash costs	—	67,156	207,162	274,318	49,817	—	49,817	—	324,135
Royalty expense	—	5,585	12,698	18,283	22,480	—	22,480	—	40,763
Stock-based compensation	10	292	266	568	—	—	532	1,641	2,741
Rehabilitation and remediation	366	81	204	651	61	—	61	—	712
General and administrative expense	—	—	—	12,498	—	—	9,092	8,764	30,354
Depreciation - ARO	—	387	2,237	2,624	337	—	337	—	2,961
Sustaining capital[1]	135	21,626	93,933	116,791	29,665	—	29,665	458	146,914
Capitalized depreciation	—	(1,363)	(894)	(2,257)	(2,755)	—	(2,755)	—	(5,012)
Sustaining leases	—	228	226	454	400	28	492	436	1,382
AISC	$511	$93,992	$315,832	$423,930	$100,005	$28	$109,721	$11,299	$544,950
Ounces of gold sold	—	105,069	307,486	412,555	260,050	—	260,050	—	672,605
Operating cash cost per ounce sold	$—	$639	$674	$665	$192	$—	$192	$—	$482
Sustaining capital expenditures per ounce sold	$—	$193	$303	$278	$103	$—	$103	$—	$211
AISC per ounce sold	$—	$895	$1,027	$1,028	$385	$—	$422	$—	$810
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended June 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$7,629	$27,748	$85,752	$121,129	$20,286	$—	$20,286	$—	$141,415
Share-based compensation	(209)	(230)	—	(439)	—	—	—	—	(439)
COVID-19 related costs	(2,436)	(3,263)	(7,675)	(13,374)	—	—	—	—	(13,374)
Operating cash costs	4,984	24,255	78,077	107,316	20,286	—	20,286	—	127,602
Royalty expense	418	2,480	4,547	7,445	11,813	—	11,813	—	19,258
Stock-based compensation	209	230	—	439	—	—	1,186	6,467	8,092
Rehabilitation and remediation	(26)	(187)	225	12	22	54	76	—	88
General and administrative expense	—	—	—	5,561	—	—	3,140	3,783	12,484
Depreciation - ARO	—	—	(293)	(293)	—	—	—	—	(293)
Sustaining capital[1]	485	11,285	71,840	83,610	11,741	—	11,741	854	96,205
Capitalized depreciation	(43)	(809)	(6,075)	(6,927)	(964)	—	(964)	—	(7,891)
Sustaining leases	205	45	150	400	28	46	74	290	764
AISC	$6,232	$37,299	$148,471	$197,563	$42,926	$100	$47,352	$11,394	$256,309
Ounces of gold sold	3,629	44,328	136,182	184,139	157,251		157,251	—	341,390
Operating cash cost per ounce sold	$1,373	$547	$573	$583	$129	$—	$129	$—	$374
Sustaining capital expenditures per ounce sold	$122	$236	$483	$416	$69	$—	$69	$—	$259
AISC per ounce sold	$1,717	$841	$1,090	$1,073	$273	$—	$301	$—	$751
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.

Six months ended June 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$36,054	$54,156	$173,569	$263,779	$39,228	$—	$39,228	$—	$303,007
Share-based compensation	(308)	675	—	367	—	—	—	—	367
COVID-19 related costs	(2,436)	(3,263)	(7,675)	(13,374)	—	—	—	—	(13,374)
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)	—	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)
Operating cash costs	33,257	51,467	154,927	239,651	39,593	—	39,593	—	279,244
Royalty expense	3,807	4,702	7,606	16,115	24,392	—	24,392	—	40,507
Stock-based compensation	308	(675)	—	(367)	—	—	211	4,985	4,829
Rehabilitation and remediation	1	6	225	232	36	116	152	—	384
General and administrative expense	—	—	—	9,652	—	—	6,777	11,074	27,503
Depreciation - ARO	—	—	(293)	(293)	—	—	—	—	(293)
Sustaining capital[1]	9,551	26,346	120,061	155,958	29,051	—	29,051	1,217	186,226
Capitalized depreciation	(484)	(1,459)	(11,901)	(13,844)	(2,149)	—	(2,149)	—	(15,993)
Sustaining leases	299	76	282	657	55	98	153	513	1,323
AISC	$46,739	$80,463	$270,907	$407,761	$90,978	$214	$98,180	$17,789	$523,730
Ounces of gold sold	33,242	95,093	246,638	374,973	311,003	—	311,003	—	685,976
Operating cash cost per ounce sold	$1,000	$541	$628	$639	$127	$—	$127	$—	$407
Sustaining capital expenditures per ounce sold	$273	$262	$439	$379	$87	$—	$87	$—	$248
AISC per ounce sold	$1,406	$846	$1,098	$1,087	$293	$—	$316	$—	$763

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2021
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$—	$34,989	$108,307	$143,296	$26,785	$—	$26,785	$—	$170,081
Share-based compensation	—	(146)	(71)	(217)	—	—	—	—	(217)
COVID-19 related costs	—	(272)	(2,633)	(2,905)	—	—	—	—	(2,905)
Operating cash costs	—	34,571	105,603	140,174	26,785	—	26,785	—	166,959
Royalty expense	—	2,505	5,794	8,299	10,095	—	10,095	—	18,394
Stock-based compensation	—	146	71	217	—	—	111	(1,226)	(898)
Rehabilitation and remediation	181	—	—	181	9	—	9	—	190
General and administrative expense	—	—	—	4,302	—	—	3,756	5,400	13,458
Depreciation - ARO	—	179	1,054	1,233	145	—	145	—	1,378
Sustaining capital[1]	(10)	10,428	38,344	49,113	13,558	—	13,558	930	63,601
Capitalized depreciation	—	(1,096)	(877)	(1,973)	(1,127)	—	(1,127)	—	(3,100)
Sustaining leases	—	101	114	215	204	17	221	213	649
AISC	$171	$46,834	$150,103	$201,761	$49,669	$17	$53,553	$5,317	$260,631
Ounces of gold sold	—	49,467	141,112	190,579	117,450	—	117,450	—	308,029
Operating cash cost per ounce sold	$—	$699	$748	$736	$228	$—	$228	$—	$542
Sustaining capital expenditures per ounce sold	$—	$189	$266	$247	$106	$—	$106	$—	$196
AISC per ounce sold	$—	$947	$1,064	$1,059	$423	$—	$456	$—	$846

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Q1 2021 MANAGEMENT DISCUSSION AND ANALYSIS
Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three Months Ended			Six Months Ended
(in thousands, except per ounce amounts)	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Revenue	$662,736	$580,975	$551,846	$1,214,582	$1,135,713
Silver	—	—	—	—	($297)
Foreign exchange impact	(1,416)	4,917	(1,209)	(2,626)	(2,890)
Realized Revenue	$661,320	$585,892	$550,637	$1,211,956	$1,132,526
Ounces sold	364,575	341,390	308,029	672,605	685,976
Average realized price per ounce sold	$1,814	$1,716	$1,788	$1,802	$1,651

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

	Three Months Ended			Six Months Ended
(in thousands, except per share amounts)	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Net earnings	$244,167	$150,232	$161,193	$405,360	$353,110
Loss on warrants	(3,496)	(148)	228	(3,268)	1,345
Transaction costs	—	—	—	—	33,838
Foreign exchange loss (gain)	(2,566)	72,826	(5,653)	(8,220)	(118)
Restructuring/Severance	1,306	5,342	296	1,602	9,046
Costs attributable to non-operating sites	4,092	—	4,196	8,288	—
COVID-19 related costs	904	13,374	2,905	3,809	13,374
Donation (COVID-19)	306	—	1,007	1,313	—
Holt Complex asset impairments	—	—	6,530	6,530	—
System implementation costs	4,108	—	—	4,108	—
Income tax related to above adjustments	(1,884)	(22,281)	(2,934)	(4,818)	(12,081)
Adjusted net earnings	$246,937	$219,345	$167,768	$414,704	$398,514
Weighted average shares outstanding - basic ('000s)	267,074	277,066	267,111	267,092	267,242
Adjusted net earnings per share	$0.92	$0.79	$0.63	$1.55	$1.49

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
The following is a reconciliation of EBITDA to the consolidated financial statements:

	Three Months Ended			Six Months Ended
(in thousands)	June 30, 2021	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2020
Net earnings	$244,167	$150,232	$161,193	$405,360	$353,110
Add back:
Finance costs	838	1,850	846	1,684	5,963
Depletion and depreciation	111,348	82,586	104,100	215,448	175,425
Current income tax expense	45,279	59,020	42,971	88,250	129,150
Deferred income tax expense	49,680	16,030	31,819	81,499	37,547
EBITDA	$451,312	$309,718	$340,929	$792,241	$701,195

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at June 30, 2021	As at December 31, 2020
Current assets	$1,084,468	$1,036,670
Current liabilities	374,540	532,348
Working capital	$709,928	$504,322

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2020 MD&A.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

For the period ending June 30, 2021, management concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

As discussed in the annual MD&A, the Company limited the scope of the audit of its disclosure controls and procedures and internal control over financial reporting evaluation to exclude Detour Gold, as permitted by securities regulators. During the quarter ending June 30, 2021, the Company is in the process of implementing new controls and improving existing controls at Detour Gold in order to fulfill the reporting obligations set forth in the 2013 COSO Framework.

RISKS AND UNCERTAINTIES
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2020 Annual Information Form and the Company’s MD&A for the period ended December 31, 2020 filed on SEDAR.

FORWARD LOOKING STATEMENTS
Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated impact of foreign exchange fluctuations, the anticipated overall impact of the Company’s COVID-19 response plans, including measures taken by the Company to reduce the spread of COVID-19, including but not limited to the rapid testing implemented at various sites, and whether such measures taken by the Company or others, in an attempt to reduce the spread of COVID 19 may affect the Company, whether directly or results in effects on employee health, workforce productivity, contractor availability, supply chain or other aspects of the Company’s business, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, mill improvements, increased tailings capacity, completion of an assay lab and other enhancements to site infrastructure at the Detour Lake mine and the anticipated results thereon, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners and the anticipated impacts and timing thereof, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.
Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this MD&A may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

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Q2 2021 MANAGEMENT’S DISCUSSION AND ANALYSIS
TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer and Eric Kallio, P.Geo, Senior Vice President, Exploration and Andre Leite, P.Eng , AUSIMM CP (MIN), MEng., Vice President, Technical Services. Ms. Vaz, Mr. Kallio and Mr. Leite are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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